[redacted]

08002261

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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Genmab A/S

*CURRENT ADDRESS Toldbodgade 33
1253 Copenhagen K
Denmark

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 06 2008
THOMSON REUTERS

FILE NO. 82- 35188 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/1/08

082-35788

12-31-06
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Genmab
2006 Annual Report

OUR MISSION

Genmab is dedicated to creating and developing human antibodies to help people suffering from life-threatening and debilitating diseases. Our goal is to serve patients in need of new types of therapy and to build a business that maximizes value for patients and shareholders.



OUR STRATEGY

Genmab's strategy is to maintain an extensive pipeline of human antibody products to balance the risk inherent in drug development and maximize our chances for success. To achieve this goal, we have selected disease targets that have a strong scientific and business rationale. We diversify our potential revenue stream by creating products for an array of both validated and novel targets. We also attempt to balance risk through our partnering efforts by licensing some programs at an early stage and others later to create a potentially diversified risk and revenue profile. We have built a skilled development team who focus on unmet medical needs and the need to bring new products to the patients who are waiting in the most efficient way possible.







Customized Technology — Innovative Solutions — Positive Results

PRODUCT PIPELINE

Product	Indication	Highlights 2006
HuMax-CD20™	Chronic lymphocytic leukemia (CLL) Non-Hodgkin's lymphoma (NHL) Rheumatoid arthritis (RA) CLL front line	• Presented positive duration of response data in Phase I/II refractory CLL study. • Initiated pivotal studies in CLL and NHL. • Initiated Phase II front line study in combination with fludarabine and cyclophosphamide. • Reported positive data in Phase I/II study and completed enrollment in Phase II study for RA.
HuMax-CD4®	Cutaneous T-cell lymphoma (CTCL) Non-cutaneous T-cell lymphoma (NCTCL)	• Presented positive preliminary results from pivotal Phase III CTCL study. • Announced encouraging preliminary results from ongoing Phase II NCTCL study.
HuMax-EGFr™	Head and neck cancer Head and neck cancer front line	• Received fast track designation for refractory head and neck cancer. • Initiated Phase III pivotal study for refractory head and neck cancer. • Initiated Phase I/II front line chemo-radiation combination study in refractory head and neck cancer. • More effective against EGFr variations than other treatments in pre-clinical studies.
AMG 714	Rheumatoid arthritis* Psoriasis	• Reported encouraging data from Phase II RA study. • Initiated Phase I clinical testing with new formulation.
HuMax-Inflam™	Autoimmune diseases	
R1507	Cancer	• Effective at stopping tumor growth in animal models.
HuMax-HepC™	Hepatitis C reinfection	
HuMax-CD38™	Multiple myeloma	• First antibody known to block ecto-enzymatic activity of CD38.
HuMax-TAC™		• Reached first milestone in agreement with Merck Serono.
HuMax-ZP3™	Cancer	• Announced program for treatment of cancer. • Impressive antitumor effects in animal models.

*Further development of AMG 714 in RA is dependent upon results of a Phase I study.



LETTER FROM THE CHIEF EXECUTIVE OFFICER

Lisa N. Drakeman, Ph.D.

Dear Shareholder,

2006 has been the most exciting year in Genmab's history. Our key achievements in 2006 included entering a global co-development and commercialization agreement with GlaxoSmithKline (GSK) for HuMax-CD20™ (ofatumumab), initiating three new pivotal studies, reporting positive results in the HuMax-CD20 and HuMax-CD4® (zanolimumab) clinical development programs, developing the UniBody™ technology and completing a private placement of new shares. As a result of this careful execution of our business strategy, we saw a dramatic increase in Genmab's stock price and market capitalization in 2006. Our stock price increased 181% from DKK 135 (approx. USD 24) on December 31, 2005 to DKK 380 (approx. USD 67) a year later. Our market capitalization also significantly increased by 235% from DKK 4.5 billion (approx. USD 795 million) to DKK 15.07 billion (approx. USD 2.66 billion) in 2006.

Building for a Commercial Future

Genmab started three new pivotal Phase III clinical studies in 2006: HuMax-CD20 for refractory chronic lymphocytic leukemia (CLL) and rituximab refractory follicular non-Hodgkin's lymphoma (NHL) and HuMax-EGFr™ (zalutumumab) for refractory head and neck cancer. We also initiated front line combination studies of HuMax-EGFr for head and neck cancer and HuMax-CD20 for CLL. Starting front line studies with these potential cancer products is a new step for Genmab, one that may eventually open up more opportunities for our products in the marketplace. These pivotal and front line studies have the potential to serve as stepping stones on Genmab's pathway towards a commercial future.

We have also continued to make progress in our ongoing development programs. We reported positive results in three HuMax-CD20 studies: Phase I/II rheumatoid arthritis (RA); interim Phase II RA; and Phase I/II CLL duration of response data. In the HuMax-CD4 program with Merck Serono S.A. we announced positive early results in both the Phase III cutaneous T-cell lymphoma (CTCL) and Phase II non-cutaneous T-cell lymphoma studies. We received Fast Track status from the US FDA for HuMax-EGFr in refractory head and neck cancer and presented pre-clinical data showing that HuMax-EGFr appears to be more effective against variations of the EGF receptor than other EGFr directed treatments. We also announced that in pre-clinical studies HuMax-CD38™ was the first antibody shown to inhibit the enzymatic activity of the CD38 molecule.

Genmab remains committed to maintaining a broad and diversified product pipeline. With a product portfolio consisting of 38 potential products including 18 pre-clinical programs and an additional 14 targets under exploration, we are building for the possibility of sustained growth in the future.

We believe that Genmab has the potential for a bright future and hope to bring urgently needed new treatments to patients who are waiting for them.

UniBody—The Next Step in Antibody Development

Genmab's scientific team unveiled the innovative new UniBody technology that has the potential to increase the market for antibody therapeutics. UniBodies are stable, smaller antibody formats which, based on pre-clinical data, are expected to last longer in the human body than current small antibody formats, lengthening the window of opportunity for a treatment to take effect. We believe this technology has the potential to expand the market for targeted therapeutics especially in disease areas like cancer and inflammation where the small size and special binding characteristics of UniBodies may make them more effective than traditional antibody formats. Genmab is beginning to develop antibody products using the UniBody technology and may consider out-licensing the technology to other companies.

Building Value Through Strategic Alliances

At Genmab we seek to create as much value in our company as possible through carefully selecting disease targets, maintaining an extensive product pipeline, balancing our partnering strategy to out-license our products at various development points, and thus diversify our risk and potential revenue stream.

Our efforts to create value in Genmab throughout 2006 culminated with the signing of an agreement to co-develop and commercialize HuMax-CD20 with GlaxoSmithKline (GSK) in December. The total potential value of this deal in the event of full commercial success in cancer and various autoimmune and inflammatory diseases could exceed DKK 12 billion (approx. USD 2.1 billion). GSK will receive an exclusive worldwide license to HuMax-CD20 and the companies will co-develop HuMax-CD20. Genmab will be responsible for development costs until 2008, after which the costs will be shared equally between the companies.

GSK will be solely responsible for manufacturing and commercializing HuMax-CD20. Genmab will have an option to co-promote HuMax-CD20 in a targeted oncology setting in the US and the relevant countries in the Nordic region. The agreement has been subject to review by the US Government under the Hart-Scott-Rodino Act and became effective on February 5, 2007.

Our success in 2006 has helped pave the way for the continued development of our product pipeline and technology in 2007 as we move Genmab toward a potential commercial future.

We believe that Genmab has the potential for a bright future and hope to bring urgently needed new treatments to patients who are waiting for them. Thank you for your continued support.

Sincerely yours,

Lisa N. Drakeman, Ph.D.
President and Chief Executive Officer

2006 Stock Performance Comparison


Genmab
OMXC20
Nasdaq Biotech
ML Euro Biotech
300
250
200
150
100
50
jan.
feb.
mar.
apr.
may
jun.
july
aug.
sep.
oct.
nov.
dec.

Index 100=stock price on January 1, 2006

Genmab Market Capitalization
(DKK billions)


15.07
4.50
2.98
1.17
2003
2004
2005
2006

The pivotal and front line studies started in 2006 have the potential to serve as stepping stones on Genmab's pathway towards a commercial future.

2006 HIGHLIGHTS

Partnership progress

- Signed agreement with GlaxoSmithKline for co-development and commercialization of HuMax-CD20 (ofatumumab)

Commenced three new pivotal studies

- HuMax-CD20 Phase III study for follicular NHL
- HuMax-CD20 Phase III study for refractory B-cell CLL
- HuMax-EGFr (zalutumumab) Phase III study for head and neck cancer considered incurable with standard treatment

Presented positive clinical trial results

- HuMax-CD20 Phase I/II RA data
- Interim HuMax-CD20 Phase II RA data
- Additional HuMax-CD20 Phase I/II CLL efficacy and duration of response data
- Early HuMax-CD4 (zanolimumab) CTCL pivotal study results
- Preliminary HuMax-CD4 Phase II NCTCL results

Advanced clinical programs

- HuMax-EGFr awarded Fast Track Status from US Food and Drug Administration
- Initiated Phase I/II study of HuMax-EGFr in combination with chemo-radiation as front line treatment of head and neck cancer
- Initiated Phase I/II front line study of HuMax-CD20 in combination with fludarabine and cyclophosphamide for CLL

Advanced pre-clinical pipeline

- HuMax-CD38 shown to be first antibody known to block the ecto-enzymatic activity of CD38 in pre-clinical studies
- Announced HuMax-ZP3™ cancer program
- Acquired exclusive worldwide rights to develop therapeutics based on angiogenesis targets identified by Bionomics
- Licensed certain rights to MIF receptor target from Cytokine PharmaSciences

Unveiled the UniBody platform, a proprietary new technology

Completed private placement of 5,750,000 new shares at DKK 147 per share

Genmab

Table of Contents

Directors' Report

ABOUT GENMAB

Genmab is an international biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab is developing numerous products to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions. We continually seek to expand our portfolio with new therapeutic products. Genmab has established multiple partnerships with other biotechnology and pharmaceutical companies to gain access to disease targets, develop novel human antibodies and advance our products toward the market.

Genmab's strategy is to maximize the value of our business by creating value in our products. We have developed a broad product pipeline, giving us numerous opportunities to succeed. We intend to maintain this robust pipeline through a combination of in-house clinical development and out-licensing of both early and late stage programs. To move our product pipeline forward efficiently and effectively, we have assembled advanced human antibody technologies, expansive development capabilities and an experienced and knowledgeable international staff, 83% of whom work in research and development.

Genmab has reported consolidated revenues of DKK 136 million in 2006, an operating loss of DKK 472 million and a net loss of DKK 438 million. Following the completion of the private placement in January 2006, resulting in net proceeds of approximately DKK 800 million, the company ended 2006 with a final total of DKK 1.724 billion in cash and marketable securities.

2006 OVERVIEW

During the course of 2006, Genmab released positive data for the HuMax-CD20™ (ofatumumab), HuMax-CD4® (zanolimumab) and AMG 714 clinical development programs and positive pre-clinical data for HuMax-EGFr™ (zalutumumab), HuMax-CD38™ and R1507. Several new clinical trials also began this year, including three pivotal studies and two front line studies. HuMax-EGFr for refractory head and neck cancer, HuMax-CD20 for refractory chronic lymphocytic leukemia (CLL) and rituximab refractory follicular non-Hodgkin's lymphoma (NHL) all entered Phase III pivotal studies. Front line combination studies of HuMax-EGFr for head and neck cancer and HuMax-CD20 for CLL were also started. Furthermore, HuMax-EGFr received Fast Track Status from the US Food and Drug Administration (FDA).

In addition, we made advances in our pre-clinical development programs. We reached the first milestone in the HuMax-TAC™ agreement with Merck Serono S.A. (formerly Serono S.A.). We expanded our pre-clinical portfolio by licensing a series of angiogenesis targets from Bionomics and certain rights to the MIF receptor from Cytokine PharmaSciences. We also announced a new pre-clinical development program, HuMax-ZP3™. We have filed a number of new patent applications and have actively prosecuted our pending patent families, partly through 12 and 30 month continuations.

Genmab held a successful Research, Development and Business Update in October 2006, at which we announced future clinical development plans, gave details on our pre-clinical pipeline and announced UniBody™, a new proprietary technology that creates a stable smaller antibody format.

We entered an agreement with GlaxoSmithKline to co-develop and commercialize HuMax-CD20, currently in Phase III development for NHL and CLL and Phase II for RA.

Over the course of the year, Genmab participated in 29 scientific conferences and 21 investor conferences as well as a significant number of analyst, media and investor meetings.

OUTLOOK

During 2007, we will continue to advance the development of our clinical and pre-clinical product pipeline. We will analyze opportunities to strengthen existing relationships with our key partners and also consider possible new collaborations with other pharmaceutical or biotechnology companies to either out-license our existing development programs or access new targets, technology or products.

We expect to expand development in 2007 in our clinical and pre-clinical programs. We will also continue to pay development costs for the ongoing clinical studies in HuMax-CD20 and HuMax-EGFr. Finally, we expect to maintain approximately the same level of discovery and pre-clinical work in 2007 as we did during 2006, developing antibodies for a variety of new and existing disease targets.

As costs will increase for these expanded clinical development activities, Genmab's operating expenses are expected to be higher in 2007 than in 2006. In combination with increasing revenues in 2007, we are projecting an operating loss of DKK 385 to 435 million compared to the DKK 472 million reported for 2006. Under the conditions described above, the net loss for 2007 is expected to be in the range of DKK 260 to 310 million compared to the net loss of DKK 438 million reported for 2006.

As of December 31, 2006, the company's cash, cash equivalents and short term marketable securities equaled DKK 1.724 billion. The company's projected December 31, 2007 cash position is expected to be in the range of DKK 3.834 to 3.914 billion.

The above estimates are subject to possible change primarily due to the timing and variation of milestone income, clinical activities, related costs and fluctuating exchange rates. The estimates also assume that no further agreements are entered into during 2007 that could materially affect the results.

Product Pipeline

Genmab's strategy is to maintain an extensive pipeline of human antibody products in a variety of disease indications to balance the risk inherent in drug development and maximize our chances for success. Our scientific teams continuously investigate promising new disease targets for potential addition to our growing pipeline. Our portfolio currently consists of 38 potential products, including 18 pre-clinical programs and an additional 14 targets under exploration. We are conducting four Phase III pivotal trials for three products, with another three products in Phase I/II or II trials. An overview of the development status of each of our clinical products is provided in the following sections. More detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been published in our stock exchange releases to the Copenhagen Stock Exchange part of the Nordic Exchange, which are available on the Genmab website, **www.genmab.com**.

HuMax-CD20 (ofatumumab)

HuMax-CD20 is a human, high-affinity antibody in Phase III development for CLL and follicular NHL and in Phase II for RA. The CD20 antigen, a clinically validated target, is a protein found in the cell membrane of pre-B and mature B lymphocytes, a subset of the immune system's white blood cells. In certain types of cancers, these cells can over-proliferate and treatment is needed to reduce their number. Because of the critical role of B-cells in autoimmune disorders, CD20 is also believed to be an attractive target for treating other diseases, such as RA. In laboratory tests and animal studies, HuMax-CD20 has been shown to deplete B-cells effectively and bind to a unique site on the CD20 target when compared to other known CD20 antibodies.

At the December 2006 American Society of Hematology Meeting, Genmab announced additional positive results from the HuMax-CD20 Phase I/II study to treat patients with relapsed or refractory CLL. An objective response rate of 50% was observed in patients treated at the highest dose level (2000 mg), including one nodular partial remission (nPR) confirmed by CT scan and one patient who qualified as nPR but had residual lymphadenopathy revealed by CT. The data included one more responder than previously reported. The median time to disease progression in all patients was approximately 16 weeks. In patients responding to HuMax-CD20 treatment, the median time to disease progression increased to 23 weeks. The median time to next anti-CLL treatment was 52 weeks. The survival endpoints correlated statistically to the patients' total exposure to HuMax-CD20 over time and to clearance of the antibody.

A Phase III pivotal study to treat approximately 100 CLL patients who have failed treatment with fludarabine and alemtuzumab or who have failed fludarabine and are intolerant to or ineligible for alemtuzumab was initiated in May 2006. HuMax-CD20 has a Fast Track designation from the FDA for this indication. Additionally, Genmab initiated a Phase II front line study of HuMax-CD20 in combination with fludarabine and cyclophosphamide (FC) to treat CLL in previously untreated patients in December 2006. A total of 56 patients will be enrolled in the study.

A HuMax-CD20 Phase III pivotal study to treat patients with rituximab refractory follicular NHL was initiated in July 2006. Positive results from a previous Phase I/II study in relapsed or refractory follicular NHL showed objective responses of up to 63% according to the Cheson Criteria. The responses included five complete responses, two complete responses unconfirmed and nine partial responses. The median duration of response and median time to disease progression in responding patients had not been reached after 12 months of follow up.

Genmab is also conducting clinical trials with HuMax-CD20 to treat RA. In March 2006, Genmab announced positive data from the Phase I/II dose escalation study to treat active RA. In patients who received two doses of HuMax-CD20, 73% obtained a 20% improvement of the American College of Rheumatology response (ACR20), 38% obtained ACR50 and 15% obtained ACR70. On an intent to treat basis, which included six patients who did not receive both doses of HuMax-CD20, 63% obtained ACR20. For comparison, none of the 7 patients receiving placebo obtained ACR20.

Enrollment of 226 RA patients in the ongoing Phase II study was completed in September 2006. Interim data from the first 100 patients in the study indicated that a statistically significant proportion of patients on active treatment with HuMax-CD20 obtained ACR20 compared to placebo. Full results from the Phase II study are expected in 2007 and planning for a Phase III pivotal study in RA is underway.

HuMax-EGFr (zalutumumab)

HuMax-EGFr is a high-affinity human antibody that targets the Epidermal Growth Factor receptor (EGFr), a molecule found in abundance on the surface of many cancer cells, and is a clinically validated target. In January 2006, HuMax-EGFr received a Fast Track designation from the FDA covering patients with head and neck cancer who have previously failed standard therapies. Genmab initiated two studies with HuMax-EGFr in 2006: a pivotal Phase III study to treat 273 patients with refractory head and neck cancer and a 36 patient Phase I/II study of HuMax-EGFr in combination with chemo-radiation as front line treatment of advanced head and neck cancer.

Clinical data reported in 2005 showed encouraging efficacy from a Phase I/II study in refractory head and neck cancer with 9 out of 11 patients in the two highest dose groups obtaining partial metabolic response or stable metabolic disease when evaluated by FDG-PET scan.

At our Research, Development and Business Update in October 2006, we presented new HuMax-EGFr pre-clinical data. Results showed broad killing activity as HuMax-EGFr appears to be more effective against variations of the EGF receptor than other EGFr directed treatments.

HuMax-CD4 (zanolimumab)

HuMax-CD4 is a human antibody currently in Phase III development for the treatment of CTCL and in Phase II development for NCTCL. CTCL is a life threatening condition in the advanced stages, and is a highly symptomatic, disfiguring chronic disease. Currently available treatments for T-cell lymphoma patients can have an unfavorable side effect profile and are not particularly effective. Based on this unmet medical need, we obtained from the FDA a Fast Track designation for HuMax-CD4 covering patients with CTCL who have failed currently available therapy and a Special Protocol Assessment (SPA) agreement for the pivotal trial of HuMax-CD4 in patients with CTCL. HuMax-CD4 has also been granted Orphan Drug status in the US and EU for the treatment of Mycosis Fungoides (MF), the most common form of CTCL.

In December 2006, Genmab announced positive preliminary results from the two ongoing HuMax-CD4 trials. In the first part of the pivotal Phase III study of HuMax-CD4 in CTCL, clinical response was shown in 42% (5/12) of patients in the two highest dose groups. A partial response was obtained by 16% (1/6) of patients in the 8 mg/kg dose group and 67% (4/6) of patients in the 14 mg/kg dose group. No responses were observed in the 4 mg/kg dose group and this dose level is not being used in the second part of the ongoing study.

Preliminary results from the ongoing Phase II trial to treat NCTCL showed that 28.5% (4/14) of patients had objective responses. Plans to treat NCTCL patients with HuMax-CD4 in combination with chemotherapy are underway.

Genmab licensed worldwide rights to develop and commercialize HuMax-CD4 to Merck Serono S.A., an international biotechnology company headquartered in Switzerland, in August 2005. Merck Serono is responsible for all future activities and costs for HuMax-CD4 and Genmab is conducting the ongoing Phase III CTCL and Phase II NCTCL studies at Merck Serono's expense.

AMG 714

AMG 714 is a human monoclonal antibody that binds to Interleukin-15 (IL-15), a cytokine molecule appearing early in the cascade of events that ultimately leads to inflammatory disease. The IL-15 blockade has potential utility in a wide variety of inflammatory diseases, such as rheumatoid arthritis, psoriasis, inflammatory bowel disease, lupus and multiple sclerosis, among others.

Data from the Phase II study to treat patients with active RA who had previously failed treatment with at least one disease modifying anti-rheumatic drug (DMARD) was presented in May and June 2006. At week 14, more patients receiving 280 mg of HuMax-IL15, the predecessor to AMG 714, achieved ACR20 compared with those receiving placebo (54% vs. 38%, not significant). Twenty-nine percent of patients achieved ACR50 versus 21% on placebo and 14% achieved ACR70 versus 12% on placebo. Although the primary efficacy endpoint of the study was not met, the overall clinical results suggest efficacy of HuMax-IL15 in the treatment of DMARD-refractory RA.

HuMax-IL15 was originally created by Genmab under our collaboration with Amgen. Amgen exercised its commercial option to license HuMax-IL15 and reformulated the molecule, now AMG 714 in a more commercially productive cell line. The new formulation entered Phase I clinical testing in 2006. Amgen is now responsible for all further development of the antibody.

HuMax-Inflam

HuMax-Inflam™ is a high-affinity human antibody in clinical development for the treatment of inflammatory conditions. A Phase I/II clinical trial has produced positive safety and efficacy data. We believe HuMax-Inflam may be a candidate for Orphan Drug status. Genmab is developing HuMax-Inflam in collaboration with Medarex.

R1507

R1507 (formerly called Roche 1) is a fully human antibody created by Genmab under collaboration with Roche and is currently in Phase I clinical trials. This antibody targets the Insulin-like Growth Factor-1 Receptor (IGF-1R) which has been shown to be important in tumor growth and protecting tumor cells from being killed. IGF-1R is over-expressed on a variety of tumors including breast, colon, prostate, lung, skin and pancreatic cancers and is a well validated target for an antibody therapeutic approach. In pre-clinical studies, R1507 was shown to block binding of IGF-1 and IGF-2 and to potently inhibit IGF-1R signaling. In addition, R1507 was found to effectively stop tumor cell growth in animal models.

Pre-clinical Programs

Genmab has an additional 18 programs in pre-clinical development. Our active programs are targeted towards cancer, inflammation, allergies and cardiovascular and infectious diseases. We retain this array of products and indications in keeping with our business strategy of maintaining a diverse pipeline of potential products to increase our chances for future commercial success. We continually work to create new antibodies to a variety of targets for a number of disease indications. We also evaluate disease targets identified by other companies for potential addition to our pipeline.

In December 2006, we announced a new candidate for clinical development, HuMax-ZP3. HuMax-ZP3 is a fully human antibody selected from a panel of over 70 antibodies and was chosen for its tumor fighting properties. HuMax-ZP3 targets ZP3, a protein that is overexpressed on colon, pancreatic and prostate cancers but is not expressed in critical organs such as the brain, heart, liver and lungs. The antibody binds effectively to tumor cells expressing the ZP3 protein and potently exhibits the Antibody-Dependent Cellular Cytotoxicity (ADCC) and Complement Dependent Cytotoxicity (CDC) immune system killing mechanisms against ZP3-expressing tumor cells. Furthermore, pre-clinical data from *in vivo* solid tumor models in SCID mice (mice with deficient immune systems) shows impressive anti-tumor effects induced by HuMax-ZP3. HuMax-ZP3 is undergoing further pre-clinical testing.

HuMax-CD38 is a fully human antibody in pre-clinical development that targets the CD38 molecule which is highly expressed on the surface of multiple myeloma tumor cells. In pre-clinical data presented in June 2006, HuMax-CD38 was shown to inhibit the enzymatic activity of the CD38 molecule. HuMax-CD38 is the first antibody known to block the ecto-enzymatic activity of CD38. This special property may contribute to the effectiveness of HuMax-CD38 in killing both primary multiple myeloma and plasma cell leukemia cells.

In December 2006, we announced that Roche named the disease areas for the antibody programs developed in collaboration with Genmab. These include inflammation, oncology, respiratory and vascular diseases. The antibodies are primarily at the pre-clinical stage with R1507 in Phase I development. The development of one of the programs is carried out in collaboration with one of the world's largest biotech companies, Genentech, where Roche owns a majority stake.

In February 2006, Genmab delivered a HuMax-TAC cell line to Merck Serono, marking the first milestone in the companies' development and commercialization agreement. The cell line could be used to manufacture HuMax-TAC for clinical trials. This milestone triggered a payment to Genmab of USD 1 million. HuMax-TAC is a fully human antibody that may have therapeutic potential in the treatment of T-cell mediated diseases, such as autoimmune, inflammatory and hyperproliferative skin disorders, as well as transplant rejection and is currently in pre-clinical trials.

Directors' Report

During 2006, Genmab expanded our pre-clinical pipeline with the acquisition of certain rights to the MIF receptor target from Cytokine PharmaSciences and eight angiogenesis targets identified by Bionomics Limited. Our scientific team continues to evaluate targets such as these for potential addition to our pipeline.

PARTNERSHIPS

In support of our strategy to build a broad portfolio of products and facilitate their potential commercialization, Genmab has established a number of collaborations with pharmaceutical and biotechnology companies. Through these partnerships, major pharmaceutical and biotechnology companies gain access to our antibody development capabilities while helping us bring our products closer to the market. Genmab has also formed a number of partnerships to gain access to promising disease targets that may be suitable for additional antibody products. We have key collaborations with GlaxoSmithKline, one of the world's leading research-based pharmaceutical and healthcare companies; Roche, a major healthcare group headquartered in Switzerland; Merck Serono S.A., a global biotechnology company also headquartered in Switzerland; and US-based Amgen, a leading biotechnology company.

In December 2006, we granted exclusive worldwide rights to develop and commercialize HuMax-CD20 to GlaxoSmithKline (GSK). GSK and Genmab will co-develop HuMax-CD20, and the parties will share development costs from 2008 and GSK will be responsible for commercial manufacturing and commercialization expenses. Under the terms of the agreement, we will receive a license fee of DKK 582 million (approximately USD 102 million at the date of the agreement), and GSK will invest DKK 2,033 million (approximately USD 357 million at the date of the agreement) to acquire the 4,471,202 offer shares pursuant to the private placement. We may also receive potential milestone payments and the total of these payments and the initial license fee and equity investment could exceed DKK 9.0 billion (approximately USD 1.6 billion at the date of the agreement). GlaxoSmithKline has also committed to development, commercial manufacturing and commercialization costs. In addition, Genmab will be entitled to receive tiered double digit royalties on global sales of HuMax-CD20. As part of the agreement Genmab will have an option to co-promote, in a targeted oncology setting, HuMax-CD20, Bexxar™ and Arranon™ in the US and HuMax-CD20 and Atriance™ in the Nordic region. GlaxoSmithKline will also have an option for a CD20 UniBody. The agreement has been subject to review by the US Government under the Hart-Scott-Rodino Act and became effective on February 5, 2007 after clearing review.

Under our agreement with Roche, we have utilized our broad antibody expertise and development capabilities to create human antibodies to a wide range of disease targets identified by Roche. Genmab will receive milestone and royalty payments based on successful products. Under certain circumstances, Genmab may obtain rights to develop products based on disease targets identified by Roche. If all goals are reached the value of the collaboration to Genmab could be USD 100 million, plus royalties. At the exchange rate prevailing at the end of 2006, this equals approximately DKK 566 million, plus royalties. One of the antibodies developed under this collaboration is in Phase I development, while others are in pre-clinical development.

Genmab signed license agreements with Merck Serono for the exclusive development and commercialization of HuMax-CD4 and HuMax-TAC in 2005. Under the terms of the HuMax-CD4 agreement, Genmab received a license fee of USD 20 million, and Merck Serono made a USD 50 million investment in Genmab common stock, at a premium to the market price. Genmab may receive up to USD 215 million in total payments, including the initial license fee and equity investment. Genmab will also be entitled to receive royalties on global sales of HuMax-CD4. Merck Serono is responsible for all future activities and costs for HuMax-CD4, and Genmab is conducting the ongoing Phase III CTCL and the Phase II NCTCL studies at Merck Serono's expense.

Under the HuMax-TAC agreement with Merck Serono, Genmab received an upfront payment of USD 2 million, and we are entitled to potential milestone payments of up to USD 38 million and royalties on sales from any eventual commercialization of the product. Genmab received a USD 1 million milestone payment in 2006 for delivering a HuMax-TAC cell line to Merck Serono, who is responsible for all future development costs for HuMax-TAC.

Genmab has previously created antibodies for Amgen under a licensing agreement for its IL-15 receptor program and for another undisclosed target, as well as for the IL-15 program. Genmab had taken the AMG 714 antibody against IL-15 into Phase II for treatment of RA. Under the terms of the agreement with Amgen, if products to all three targets are successfully commercialized, and certain sales levels are achieved, Genmab will be entitled to receive up to USD 135.5 million (approximately DKK 767 million based on the exchange rate prevailing at the end of 2006) in license fees and milestone payments, plus royalties on commercial sales. Amgen is responsible for all future development of these antibodies.

ANTIBODY TECHNOLOGY, STREAMLINED DEVELOPMENT AND INTELLECTUAL PROPERTY

Globally, antibodies are proven candidates for therapeutic products. Currently, 20 monoclonal antibody products from other companies are approved for use in the United States and several are also in use throughout Europe. To create our therapeutic products, Genmab uses transgenic mice to produce novel antibodies that are fully human. Some of our HuMax antibodies have been shown to be 100 to 1,000 times better at finding and binding to their disease target than earlier generations of murine or laboratory-engineered antibodies which are not fully human. In addition, we believe that fully human antibody therapies may have other advantages over older generation products such as a more favorable safety profile and improved treatment regimens. Genmab has licensed the rights to use the UltiMAb® transgenic mouse technology platform from the US biotechnology company Medarex, Inc.

We combine this technology with our own intellectual property and in-house expertise to produce and evaluate new antibodies as product candidates. Once a panel of antibodies for a new disease target has been generated, we subject the antibodies to extensive and rigorous testing, employing our wide array of laboratory tests and animal disease models. Our goal is to use these broad pre-clinical capabilities to identify the clinical candidate with the best possible characteristics for treating a particular disease and to move forward as quickly and efficiently as possible. Our research and development teams have established a streamlined process to coordinate the activities of product discovery, manufacturing, pre-clinical testing, clinical trial design, data management and regulatory submissions across the company's international operations.

In addition, Genmab recently developed UniBody, a new proprietary antibody technology that creates a stable, smaller antibody format with an anticipated longer therapeutic window than current small antibody formats, based on pre-clinical studies to date. A UniBody is about half the size of a regular type of inert antibody called IgG4. This small size can be a great benefit when treating some forms of cancer, allowing for better distribution of the molecule over larger solid tumors and potentially increasing efficacy. UniBodies are cleared from the body at a similar rate to whole IgG4 antibodies and are able to bind as well as whole antibodies and antibody fragments. Unlike other antibodies which primarily work by killing targeted cells, UniBodies only inhibit or silence cells. This could be an advantage therapeutically when treating, for example, allergies or asthma, when killing cells is not the objective. The UniBody binds to only one site on target cells and does not stimulate cancer cells to grow like normal antibodies might, opening the door for treatment of some types of cancer which ordinary antibodies cannot treat.

Genmab believes its UniBody technology has the potential to expand the market for targeted therapeutics, in particular for some cancer and autoimmune diseases. We intend to use the UniBody technology to develop our own antibody products, work with partners who have access to targets for which this technology may be beneficial and may out-license the technology to other companies.

Proprietary protection for our products, processes and know-how is important to our business. Currently, we own and license patents, patent applications and other proprietary rights relating to our human antibody technology and our antibody products against CD4, EGFr, IL-15, CD20, TAC, Hepatitis C virus, CD38, the Ganymed target and targets acquired from Europroteome, including ZP3 and/or uses of these products in the treatment of diseases. In addition, under the terms of our Technology Agreement with Medarex, we have rights to file patent applications for future antibody products developed using our human antibody technology. Our policy is to file patent applications to protect technology, inventions and improvements relating to antibody products that we consider important to the development of our business.

HUMAN RESOURCES

One of Genmab's greatest assets is our people. Skill, knowledge, experience and employee motivation are essential to Genmab as a fast paced high technology company. The ability to organize our highly skilled and very experienced employees into interactive functional teams, however, is the key factor in achieving the high goals we establish to ensure Genmab's continuing growth. Throughout our four international locations, Genmab emphasizes an open and supportive professional work environment. During 2006, the number of Genmab employees increased from 215 to 248. Our workforce is concentrated in research and development. At the end of 2006, 206 people, or 83% of our employees, were employed in research and development activities compared to 180 or 84% at the end of 2005.

The technical demands of biotechnology require a high employee education level. At the end of 2006, 52 employees, or 21%, hold a Ph.D. or a doctoral degree, including 3 who hold both an M.D. and a Ph.D. In addition, 65 employees, or 26%, hold Masters' degrees. In total, at the end of 2006, 47% of employees hold advanced degrees.

Educational Level


Doctorat
Master
Other

Genmab's team is also very experienced in the pharmaceutical and biotechnology industry, particularly among the more senior personnel. On average, employees at the manager level and above each have nearly 17 years of experience.

Experience in the Pharmaceutical/
Biotech Industry


5–10 years
10–15 years

To further attract and retain our highly skilled workforce, we offer competitive remuneration packages including a warrant program, under which warrants are granted to all employees. Please refer to Notes 3 and 14 of the financial statements for further details on the remuneration and warrant programs.

FINANCIAL DEVELOPMENT

The financial statements have been prepared in accordance with the provisions of the International Financial Reporting Standards (IFRS) as endorsed by the EU and additional Danish disclosure requirements for annual reports of listed companies. For the convenience of the reader, in the accompanying notes, a reconciliation has been provided between the reported net result under the IFRS and the corresponding net result under US Generally Accepted Accounting Principles (US GAAP).

New Accounting Policies

Effective from January 1, 2006, the Group has adopted the new and amended standards issued by the International Accounting Standards Board with effective dates as of January 1, 2006. The adoption of these new and amended standards has not affected the financial reporting of the Group or the parent company for any periods presented. Please refer to Note 1 to the financial statements for a description of our accounting policies.

Result for the Year

The Group's operating loss for 2006 was DKK 472 million and the net loss was DKK 438 million. This compares to the 2005 operating loss and net loss of DKK 428 million and DKK 394 million, respectively. Revenues increased significantly from DKK 99 million in 2005 to DKK 136 million in 2006. The increase in revenues is primarily attributable to proportionate recognition of the income from Merck Serono, to be recognized over the expected period of completion of the ongoing studies with HuMax-CD4.

2006 was the third year in a row where Genmab's cash position increased over the year. During 2006, Genmab's cash position increased by DKK 471 million, primarily due to the private placement completed in January 2006, raising gross proceeds to the company of DKK 845 million.

The net loss for 2006 was in line with management's expectations for the year, and in accordance with the lower end of the guidance previously announced.

Revenues

During 2006, Genmab recognized total revenues of DKK 136 million compared to revenues of DKK 99 million in 2005. The revenues in 2006 primarily arise from the HuMax-CD4 agreement with Merck Serono and services provided under our other collaboration agreements. The payment received from Merck Serono in 2005 for granting the rights to develop and commercialize HuMax-CD4 included an upfront license fee and a premium to the equity investment made in Genmab by Merck Serono. Because of the close connection between the initial payment and the premium on shares purchased by Merck Serono, these amounts were jointly processed. A part of the license fee and the premium on the equity investment was recognized as deferred income to be recognized as revenues over the period where Genmab will conduct clinical trials with HuMax-CD4 on behalf of Merck Serono. In 2005, Genmab recognized revenues from this agreement totalling DKK 27 million, and DKK 142 million was deferred. During 2006, an additional DKK 71 million was recognized as revenues.

As revenues comprise milestone payments and other income from research and development agreements, recognition of revenues may vary from period to period.

Research and Development Costs
Research and development costs increased by DKK 71 million, or 16%, from DKK 442 million in 2005 to DKK 513 million for the year ended December 31, 2006. The increase is primarily attributable to the costs of increasing clinical and manufacturing activities in connection with the advancement of our pipeline of clinical product candidates through the development process.

R&D Share of Operating Costs


84%
82%
80%
78%
76%
2002
2003
2004
2005
2006

General and Administrative Expenses
General and administrative expenses increased by DKK 10 million, or 12%, from DKK 85 million in 2005 to DKK 95 million for the year ended December 31, 2006. The general and administrative expenses have increased as a natural consequence of the growth in the organization and the increasing development activities. In line with the advancement of products through the pipeline and the increasing pre-clinical and clinical activities, the need for administrative support also increases. On an overall basis, general and administrative expenses account for 15.6% of our total costs of operations compared to 16.1% in 2005.

Financial Items
Financial income increased by DKK 18 million, from DKK 80 million in 2005 to DKK 98 million for the year ended December 31, 2006. The income is primarily derived from our investments in marketable securities, which have generated significant income, primarily in the second half of 2006. In addition, our average cash position has been higher in 2006 compared to 2005, primarily following from the private placement completed in January 2006, raising gross proceeds to the company of DKK 845 million.

Financial expenses of DKK 64 million are significantly higher than the 45 million reported for 2005. The financial expenses are affected by increasing interest rates, primarily in the first half year of 2006, causing the market value of our portfolios to decrease and a continued weakening of the USD towards the DKK, resulting in significant exchange rate losses on the USD portion of our investments.

Our USD position is a natural hedge to our USD denominated expenses and, accordingly, the recognized losses on the USD portion of our investment portfolio are offset by decreased operating expenses when converted to DKK in 2006. Had the USD remained constant against the DKK throughout 2006, net financial income would have been approximately DKK 11 million higher.

Genmab has a cash position of DKK 1.724 billion, primarily invested in marketable securities, and accordingly we are sensitive to changes in interest rates and valuation of marketable securities. Our financial reporting is affected by fluctuating exchange rates, and during 2006, the USD decreased by 10% against the DKK, from 6.3241 DKK/USD at the end of 2005 to 5.6614 DKK/USD at the end of 2006. For comparison, during 2005, the USD increased by 16% against the DKK. Please refer to the section on financial risks for further details on the financial risk factors affecting the company.

Cash Flow
On December 31, 2006, cash, cash equivalents and short-term marketable securities equalled DKK 1.724 billion compared to DKK 1.253 billion on December 31, 2005.

During 2006, the company's cash flow to operating activities was DKK 380 million compared to DKK 209 million in 2005. In 2005, the cash flow from operating activities was significantly influenced by the payments received from the HuMax-CD4 agreement, which contributed to the operating cash flow by DKK 169 million.

The net cash flow from financing activities was DKK 879 million in 2006 compared to DKK 297 million in 2005. This reflects primarily the net cash inflow from the international private placement in January 2006 of approximately DKK 800 million and the exercise of warrants of approximately DKK 90 million.

Currencies
The company's financial statements are published in Danish Kroner (DKK). Solely for the convenience of the reader, the financial statements contain a conversion of certain DKK amounts into US Dollars (USD) at a specified rate. These converted amounts are unaudited and should not be construed as representations that the DKK amounts actually represent such USD amounts or could be converted into USD at the rate indicated or at any other rate.

Unless otherwise indicated, conversion herein of financial information into USD has been made using the Danish Central Bank closing spot rate on December 31, 2006, which was USD 1.00 = DKK 5.6614.

CONSOLIDATED KEY FIGURES

The following key figures and financial ratios have been prepared on a consolidated basis and include five years of

Directors' Report

operation. The financial ratios have been calculated in accordance with the recommendations of the Association of Danish Financial Analysts. Key figures comply with the requirements under the Danish Financial reporting requirements and the IFRS. All key figures and financial ratios are in conformity with the current accounting policies. The figures have been stated in thousands, except for the financial ratios.

	2006	2006	2005	2005	2004	2004	2003	2003	2002	2002
	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)
Income Statement										
Revenues	135,547	23,942	98,505	17,399	4,101	724	68,326	12,069	–	–
Research and development costs	(513,065)	(90,625)	(441,689)	(78,018)	(378,537)	(66,863)	(347,085)	(61,307)	(396,234)	(69,989)
General and administrative expenses	(94,696)	(16,727)	(84,740)	(14,968)	(75,053)	(13,257)	(64,650)	(11,419)	(86,847)	(15,340)
Operating loss	(472,214)	(83,410)	(427,974)	(75,587)	(449,489)	(79,395)	(343,409)	(60,658)	(525,988)	(92,908)
Net financial income	33,978	6,001	34,334	6,064	26,061	4,603	15,029	2,655	46,985	8,299
Net loss	(438,236)	(77,409)	(393,590)	(69,523)	(423,428)	(74,792)	(328,314)	(57,992)	(479,329)	(84,666)
Balance Sheet										
Cash and marketable securities	1,724,333	304,577	1,252,902	221,306	1,158,428	204,619	1,035,776	182,954	1,368,735	241,766
Total assets	1,804,629	318,761	1,370,431	242,066	1,271,908	224,663	1,180,108	208,448	1,583,136	279,637
Shareholders' equity	1,607,582	283,955	1,118,770	197,614	1,180,986	208,603	1,086,434	191,902	1,399,169	247,142
Share capital	39,648	7,003	33,108	5,848	29,752	5,255	22,981	4,059	22,717	4,013
Investments in tangible fixed assets	5,348	945	8,223	1,452	23,049	4,071	21,722	3,837	111,038	19,613
Cash Flow Statement										
Cash flow from operating activities	(379,623)	(67,054)	(208,644)	(36,854)	(367,984)	(64,999)	(302,364)	(53,408)	(303,316)	(54,459)
Cash flow from investing activities	(451,373)	(79,728)	(127,547)	(22,530)	(25,065)	(4,427)	361,905	63,925	238,552	42,137
Cash flow from financing activities	879,033	155,268	297,357	52,523	503,413	88,920	(3,571)	(631)	156,849	27,705
Cash and cash equivalents	429,075	75,790	381,346	67,359	419,566	74,110	308,916	54,565	252,946	44,679
Financial Ratios										
Basic and diluted net loss per share	(11.26)	(1.99)	(12.59)	(2.22)	(16.00)	(2.83)	(14.38)	(2.54)	(21.46)	(3.79)
Year-end share market price	380.00	67.12	135.89	24.00	99.57	17.59	50.66	8.95	24.33	4.30
Price/book value	9.37	9.37	4.02	4.02	2.51	2.51	1.07	1.07	0.40	0.40
Shareholders' equity per share	40.54	7.16	33.79	5.97	39.69	7.01	47.28	8.35	61.59	10.88
Average number of employees	237	237	213	213	206	206	199	199	157	157
Number of employees at year-end	248	248	215	215	209	209	201	201	192	192

SUBSEQUENT EVENTS

On January 31, 2007, Genmab announced that effective immediately, Irwin Lerner resigned from Genmab's Board of Directors in the light of his recently expanded responsibilities as Interim President and Chief Executive Officer of Medarex, Inc.

On February 5, 2007, Genmab announced that the worldwide agreement with GlaxoSmithKline to co-develop and commercialize HuMax-CD20 had received antitrust clearance from the Federal Trade Commission and the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Act, and thereby became effective. The investment in shares will be recognized in shareholders' equity based on the market value on the date of the agreement. Due to the close connection between the initial license fee of DKK 582 million and the DKK 504 million premium to the market value on shares subscribed by GSK, these amounts will be jointly processed and recognized as revenues on a straight-line basis over a five-year period.

No other significant events have occurred since the balance sheet date which could significantly affect the financial statements as of December 31, 2006.

CORPORATE GOVERNANCE

During 2006, Genmab has continued the work of improving our guidelines and policies for corporate governance based on the most recent trends in international and domestic requirements and recommendations. Genmab's commitment to corporate governance is rooted in the aim of generating value for the company, and it forms a key element in our efforts to strengthen the confidence that existing and future shareholders, partners and employees have in the company. The role of the shareholders and their interaction with the company is considered important to Genmab. Genmab acknowledges that an open communication is necessary to maintain the confidence of our shareholders and we seek to maintain such open communication through stock exchange releases, investor meetings and company presentations. We are committed to provide reliable and transparent information about the business, development and results in an open and timely manner. As part of these initiatives, Genmab's website contains information about the company, our products in development, news releases and events with participation of Genmab. As the majority of the company's stakeholders have an international background we believe that it is sufficient that the main content on the website is presented in English only. All corporate documents and stock exchange releases are, however, available in both Danish and English.

Effective for financial years beginning on or after January 1, 2006, Danish companies listed on the Copenhagen Stock Exchange shall disclose in their annual reports how they address the Recommendations for Corporate Governance published by the Copenhagen Stock Exchange Committee on Corporate Governance (the "Recommendations"). The companies shall adopt the "comply-or-explain" principle with respect to the Recommendations. Genmab complies with the majority of the Recommendations, although specific sub-areas have been identified, where the company's corporate governance principles differ from the Recommendations. We believe adaptation of certain elements within the Recommendations to the company's specific circumstances and international operations is beneficial to the company and its shareholders. Areas of non-compliance with the Recommendations are explained in these sections and in previous Annual Reports. Unless specifically addressed, Genmab complies with the Recommendations.

The Board of Directors plays an important role to Genmab, being actively involved in determining the strategies and goals for the company and by monitoring the operations and results on an ongoing basis. As part of these functions, the Board of Directors assesses the company's capital and share structure and is responsible for share issues and grant of warrants. Relevant knowledge and professional experience are key parameters when nominating Board members. The majority of Genmab's elected Board members are considered independent of the company, and we believe no member has relations or interests that may be contrary to the company's businesses or may conflict with the duty as a Board member. Adequate procedures have been established to avoid conflicts of interests in the Board members' professional duties including conducting executive sessions.

The Recommendations prescribe that Board members be up for election every year, but Genmab has designed three-year election periods to balance continuity and stability on the Board. The Board of Directors performs regular assessments of its own performance, of the Management and of the collaboration between the parties to identity any areas in potential need of improvement. The collaboration is based on a natural element of control, but it is also characterized by interaction and teamwork for the purpose of developing the company. To an innovative company as Genmab, it is especially important for the Board of Directors to liaise actively with the Management in a respectful and trusting manner. During 2006, the Board of Directors held 15 scheduled meetings, in addition to the more informal ongoing communication among the Board members and with the Management.

Directors' Report

The Copenhagen Stock Exchange Committee on Corporate Governance recommends that Board members hold a limited number of directorships in companies outside the Group. Genmab considers it appropriate for the individual members of the Board to determine the reasonable number of directorships held outside Genmab.

To support the Board of Directors in its duties, three committees have been established. These are the Nominating and Corporate Governance Committee, the Audit Committee and the Compensation Committee. Written charters specifying the tasks and responsibilities have been adopted for each of these Committees. Each Committee held 2-5 meetings during the financial year 2006. Please refer to the section "Board of Directors" in the Annual Report to see the members of the individual committees.

The Nominating and Corporate Governance Committee monitors the work of the Board of Directors and the established Committees, including regular reviews of the size, composition and performance. The tasks include evaluation of the individual Board members and recommendation to the Board with respect to re-nomination of existing Directors and identification of new candidates to serve on the Board. Although the Recommendations prescribe recruitment criteria for new Board members are discussed with the shareholders, the Board's professional experience and the use of external advisors is generally believed to ensure that the recruitment criteria are adequate and that the best suited candidates are identified. Similarly, it is recommended that remuneration of the Board of Directors be presented for adoption at the general meeting. The remuneration of Genmab's Board of Directors is determined with basis in market levels based on benchmark analyses and is not presented for adoption at the general meeting. The Nominating and Corporate Governance Committee also oversees the standards for independence of Directors. Further, this Committee oversees the company's corporate governance functions and work with the Management to monitor important corporate governance issues and trends in corporate governance practices and recommendations.

The Audit Committee assists the Board in fulfilling its responsibilities by monitoring the system of internal control and the financial reporting process and by examining the Interim and Annual Reports prior to adoption by the Board and release to the Copenhagen Stock Exchange. The Audit Committee also reviews the company's accounting policies and evaluates significant accounting and reporting issues. The Audit Committee pre-approves the fees, terms and other conditions of engagements with the independent auditors and monitors the audit process. The independent auditors report directly to the Audit Committee with respect to audit findings and other recommendations, including issues regarding the accounting policies and financial reporting process. Audit findings and recommendations from the independent auditors are reviewed by the Audit Committee and the company's CFO to ensure that any issues are properly addressed, and all material items and conclusions are made available to the Board of Directors.

The role of the Compensation Committee is to advise the Board on the adoption of policies that govern the company's compensation programs, including warrant and benefit plans. The Committee supports the Board in setting goals and objectives for the Management, evaluating performance and deciding on the annual compensation. The Compensation Committee monitors the trends within management compensation plans to ensure that the company's executive compensation programs are able to attract, retain and motivate the Executive Managers and align the interests of key leadership with the long-term interest of the company's shareholders. The Copenhagen Stock Exchange Committee on Corporate Governance recommends disclosure of remuneration of the individual members of the Board of Directors and the Management. Genmab considers its members of Management as a team providing the skills and competencies needed to develop the company for the benefit of the shareholders. Accordingly, Genmab believes that remuneration of the management team preferably should be considered on an aggregated level and that disclosure of remuneration of individuals would not necessarily provide additional company relevant information. The company's Board of Directors is composed as considered necessary by the Nominating and Corporate Governance Committee and the members are remunerated at market levels. As with the Management team, remuneration of the Board of Directors is not disclosed at a disaggregated level. Total remuneration of the Board of Directors is disclosed in Note 3 to the Financial Statements. According to the Recommendations, the Board of Directors and the Executive Management shall preferably not be remunerated through share option (warrant) schemes, and if so, such schemes shall be set up as roll-over schemes with a redemption price higher than the market price at the time of allocation. Within the biotech sector, it is customary to grant warrants to the members of the Board and the Management. Genmab has adopted a remuneration system that we believe is most efficient to attract and retain suitably qualified people to the Board and the Management.

The Board members and the Management participate in the company's warrant scheme, under which warrants are granted at market price on the day of grant and the warrants vest over a period of 4 years.

RISK MANAGEMENT

Genmab performs global research and development activities with offices located in four countries and clinical trials conducted in almost a dozen different countries. Through our activities, we are exposed to various risks, which may have significant impact on our business if not properly assessed and controlled. Maintaining a strong control environment with adequate procedures for identification and assessment of risks and adhering to operational policies designed to reduce such risks to an acceptable level is essential for the continued development of the company. It is our policy to identify and reduce the risks derived from our operations and to establish insurance coverage to hedge any residual risk, wherever considered efficient. We are exposed to a number of specific risk areas such as development, commercial, financial and environmental risks. Below is a summary of some of Genmab's key risk areas and how we address such risks.

Development Risk

The creation and development of therapeutic products within the biotechnology and pharmaceutical industry is subject to considerable risks. Since everything is not known about the nature of disease or the way new potential therapeutic products can affect the disease process, a significant number of products do not successfully reach the marketplace in this industry. Genmab has established various committees to ensure the optimal selection of disease targets and antibody product candidates and to monitor the progress of all projects. The committees combine knowledge and competencies of key employees across the organization with the primary focus of optimizing the development of our projects by closely monitoring and assessing data and other information.

Any product undergoing pre-clinical or clinical development is subject to an inherent development risk, which includes factors such as timeliness and quality of clinical supplies and the availability of suitable patients to be enrolled in the clinical trials. Further, the outcome of pre-clinical as well as clinical studies is never certain, and the subsequent ability to obtain regulatory approval of the products is not guaranteed. Genmab seeks to minimize such risk by developing a broad portfolio of products, including a number of products against validated targets, thus increasing the opportunities for success and diversifying the development risk.

Commercial Risk

Genmab is subject to commercial risk factors of a diverse nature, including, among others, market size and competition for our products in development, the ability to attract the interest of potential partners and investors, development time and cost of our development programs, and patent protection. We attempt to control these commercial risks by continually monitoring and evaluating current market conditions and patent positions. Over the recent years, we have strengthened our efforts in this area by establishing in-house competencies within sales and marketing and by allocating more resources to the analyses of market potential for our products in development.

We have a flexible commercialization strategy, and seek partners for some products, and might develop a sales and marketing force in selected territories for others. As part of our commercialization strategy, we established a partnership with Merck Serono for our first product candidate, HuMax-CD4, and entered a co-development and collaboration agreement with GlaxoSmithKline on HuMax-CD20, where we have an option to co-promote the product in a targeted oncology setting in the US and in the Nordic region. We acknowledge that the successful marketing of some of our potential product candidates might be beyond the capabilities of all but the largest pharmaceutical companies. For this reason, we consider licensing to major pharmaceutical companies individual products that may serve very large markets or those that may be widely distributed geographically, if the products are approved by the FDA, European, or other regulatory agencies.

FINANCIAL RISK

Currency Exposure

As Genmab incurs income and expenses in a number of different currencies, the company is subject to a currency risk. Increases or decreases in the exchange rate of such foreign currencies against our functional currency, the DKK, can affect the company's results and cash position negatively or positively. The most significant cash flows of the company are, in quantity wise descending order, DKK, EUR, USD and GBP.

Genmab maintains cash positions in all these major currencies, and we also keep certain amounts invested in USD in order to maintain a natural hedge of future expenses in USD for a period of up to 12-18 months. As per end of 2006, approximately 7% of our marketable securities was invested in USD-denominated securities.

Directors' Report

This position exposes Genmab to a risk of foreign currency fluctuation in the short term. No financial instruments, such as options or futures contracts, have been entered into to reduce the exposure to short-term changes in foreign currency exchange rates, as the open position will be offset by planned expenses to be incurred in USD. Based upon the amount of assets and liabilities denominated in USD as of December 31, 2006, a 10% change in the USD to DKK exchange rate will impact our net financial items by approximately DKK 12 million. Accordingly, significant changes in exchange rates could cause our operating loss and net financial income to fluctuate significantly.

For EUR and GBP, our risk position, defined as the expected cash flow multiplied by the expected exchange rate volatility against the DKK is considered immaterial, and no hedging activities in the form of financial instruments or similar have been put in place.

Interest Rate Risk

Genmab's exposure to interest rate risk is primarily ascribable to the positions of cash, cash equivalents and marketable securities, as we do not have significant interest bearing debts. The primary objective of Genmab's investment activities is to preserve capital while at the same time maximizing the income derived from security investments without significantly increasing risk. Currently, a portfolio of cash, cash equivalents and marketable securities is maintained by investing primarily in DKK-denominated notes issued by the Danish government as well as USD-denominated notes issued by the US government, mortgage bonds and corporate bonds. Some of the securities in which the company has invested bear interest rate risk, as a change in market derived interest rates may cause fluctuations in the fair value of the investments. In accordance with the objective of the investment activities the portfolio of securities is monitored on a total return basis.

To minimize the interest rate risk, the company maintains an investment portfolio in a variety of securities with a relatively short duration. Our investment policy for investments in marketable securities only allows investments in certain low-risk securities with an effective average duration of less than three years. Due to the short-term nature of the current investments, we consider our current exposure to changes in fair value due to interest rate changes to be insignificant compared to the fair value of the portfolio.

ENVIRONMENTAL RISK

Our in-house research activities are carried out from our state-of-the-art laboratory facilities in Utrecht, which are designed to reduce any environmental impact. Nevertheless, Genmab is aware of the company's potential environmental impact and we have implemented policies for the handling of waste materials from our laboratory facilities in accordance with regulatory requirements. As Genmab's activities have a very limited impact on the environment, we have chosen not to issue separate environmental reports.

OWNERSHIP AND SHAREHOLDER INFORMATION

On December 31, 2006, the share capital of Genmab A/S comprised 39,648,355 shares of DKK 1 each. All shares have the same rights. The number of registered shareholders totalled 13,002 shareholders holding a total of 36,140,440 shares, which represented 91% of the share capital. Genmab is listed at the Copenhagen Stock Exchange under the symbol GEN.

In 2006, Genmab A/S completed an international private placement of 5,750,000 new shares at a price of DKK 147.00 per share.

Also, 790,257 new shares were subscribed at a price of DKK 33.70 to 190.00 per share by the exercise of a total of 790,257 employee warrants.

The costs incurred in connection with the capital increases in 2006 amounted to approximately DKK 46.9 million and were primarily incurred in connection with the international private placement.

As of today, the following shareholders are listed in the register of shareholders as the owners of a minimum 5% of the votes or a minimum 5% of the share capital:

- GenPharm International, Inc., 2350 Qume Drive, San Jose, CA 95131, USA (16.7%)
- Glaxo Group Limited, Glaxo Wellcome House, Berkley Avenue, Greenford, Middlesex, UB6 0NN, United Kingdom (10.1%)

DISTRIBUTION OF YEAR'S RESULT

It is proposed that the year's loss of DKK 438 million be carried forward by transfer to accumulated deficit.

Directors' and Management's Statement on the Annual Report

The Board of Directors and management have today considered and adopted the Annual Report of Genmab A/S for the financial year January 1 through December 31, 2006.

The Annual Report is prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and endorsed by the EU and additional Danish disclosure requirements for annual reports of listed companies, including those issued by the Copenhagen Stock Exchange.

We consider the applied accounting policies to be appropriate and, in our opinion, the Annual Report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the Group and the parent company.

We recommend that the Annual Report be adopted at the Annual General Meeting.

Copenhagen, February 13, 2007

Management

Lisa N. Drakeman

Claus Juan Møller-San Pedro

Jan van de Winkel

Bo Kruse

Board of Directors

Michael B. Widmer (Chairman)

Lisa N. Drakeman

Anders Gersel Pedersen

Karsten Havkrog Pedersen

Ernst H. Schweizer

Independent Auditor's Report

To the Shareholders of Genmab A/S

We have audited the Annual Report of Genmab A/S for the financial year January 1 – December 31, 2006, pages 6–54, which comprises Directors' Report, Directors' and Management's Statement, Income Statement, Balance Sheet, Statement of Cash Flow, Statement of Shareholders' Equity and Notes to the Financial Statements for the Group as well as for the Parent Company. The Annual Report is prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

Management's Responsibility for the Annual Report

Management is responsible for the preparation and fair presentation of the Annual Report in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an Annual Report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the Annual Report based on our audit. We conducted our audit in accordance with Danish Auditing Standards. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the Annual Report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Annual Report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the Annual Report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Entity's preparation and fair presentation of the Annual Report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the Annual Report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the Annual Report gives a true and fair view of the financial position at December 31, 2006 of the Group and the Parent Company and of the results of the Group and Parent Company operations and cash flows for the financial year January 1 – December 31, 2006 in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

Copenhagen, February 13, 2007

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

Jens Røder
State Authorised Public Accountant

Mogens Nørgaard Mogensen
State Authorised Public Accountant

Income Statement

	Note	Genmab Group		Genmab Group		Parent Company	
		2006	2005	2006	2005	2006	2005
		DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Revenues		135,547	98,505	23,942	17,399	135,432	98,505
Research and development costs	2,3	(513,065)	(441,689)	(90,625)	(78,018)	(519,693)	(443,852)
General and administrative expenses	2,3	(94,696)	(84,740)	(16,727)	(14,968)	(86,602)	(77,521)
Operating loss		**(472,214)**	**(427,924)**	**(83,410)**	**(75,587)**	**(470,863)**	**(422,868)**
Financial income	4	98,231	79,647	17,350	14,068	99,985	81,214
Financial expenses	5	(64,253)	(45,313)	(11,349)	(8,004)	(64,029)	(44,904)
Loss before tax		**(438,236)**	**(393,590)**	**(77,409)**	**(69,523)**	**(434,907)**	**(386,558)**
Corporate tax	6	—	—	—	—	—	—
Net loss		**(438,236)**	**(393,590)**	**(77,409)**	**(69,523)**	**(434,907)**	**(386,558)**
Basic and diluted net loss per share (in DKK/USD)		(11.26)	(12.59)	(1.99)	(2.22)	(11.17)	(12.37)
Weighted average number of ordinary shares outstanding during the period—basic and diluted		38,926,758	31,254,973	38,926,758	31,254,973	38,926,758	31,254,973

The Board of Directors proposes the net loss be carried forward to next year.

Balance Sheet—Assets

	Note	Genmab Group		Genmab Group		Parent Company	
		Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005
		DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Leasehold improvements	8	3,094	8,365	547	1,478	1,053	3,492
Equipment, furniture and fixtures	8	28,170	27,595	4,976	4,874	2,691	3,371
Fixed assets under construction	8	–	8,233	–	1,454	–	–
Total tangible fixed assets		**31,264**	**44,193**	**5,523**	**7,806**	**3,744**	**6,863**
Equity interests in subsidiaries	9	–	–	–	–	23,355	22,245
Other securities and equity interests	10	2,453	3,066	433	542	2,453	3,066
Total financial fixed assets		**2,453**	**3,066**	**433**	**542**	**25,808**	**25,311**
Total non-current assets		**33,717**	**47,259**	**5,956**	**8,348**	**29,552**	**32,174**
Receivables from subsidiaries		–	–	–	–	18,206	23,441
Other receivables	11	40,968	54,213	7,236	9,576	33,993	46,516
Prepayments		5,611	16,057	992	2,836	1,526	12,192
Total receivables		**46,579**	**70,270**	**8,228**	**12,412**	**53,725**	**82,149**
Marketable securities	**12**	**1,295,258**	**871,556**	**228,787**	**153,947**	**1,295,258**	**871,556**
Cash and cash equivalents	**17**	**429,075**	**381,346**	**75,790**	**67,359**	**422,100**	**371,465**
Total current assets		**1,770,912**	**1,323,172**	**312,805**	**233,718**	**1,771,083**	**1,325,170**
Total assets		**1,804,629**	**1,370,431**	**318,761**	**242,066**	**1,800,635**	**1,357,344**

Balance Sheet—Shareholders' Equity and Liabilities

	Note	Genmab Group		Genmab Group		Parent Company	
		Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005
		DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Share capital		39,648	33,108	7,003	5,848	39,648	33,108
Share premium		3,776,893	2,894,992	667,131	511,356	3,776,893	2,894,992
Reserve for share-based payment		72,454	33,254	12,798	5,874	72,454	33,254
Translation reserves		4,433	5,026	783	888	—	—
Accumulated deficit		(2,285,846)	(1,847,610)	(403,760)	(326,352)	(2,266,019)	(1,831,112)
Shareholders' equity		**1,607,582**	**1,118,770**	**283,955**	**197,614**	**1,622,976**	**1,130,242**
Lease liability	8,17	11,251	14,485	1,988	2,559	11,251	14,485
Total non-current liabilities		**11,251**	**14,485**	**1,988**	**2,559**	**11,251**	**14,485**
Current portion of lease liability	8,17	6,955	8,551	1,228	1,510	6,955	5,856
Payable to subsidiaries		—	—	—	—	6,095	2,658
Accounts payable		47,352	14,494	8,364	2,560	44,902	11,747
Deferred income	13	71,177	148,527	12,572	26,235	71,177	148,527
Other liabilities		60,312	65,604	10,654	11,588	37,279	43,829
Total current liabilities		**185,796**	**237,176**	**32,818**	**41,893**	**166,408**	**212,617**
Total liabilities		**197,047**	**251,661**	**34,806**	**44,452**	**177,659**	**227,102**
Total shareholders' equity and liabilities		**1,804,629**	**1,370,431**	**318,761**	**242,066**	**1,800,635**	**1,357,344**

Warrants	14
Internal shareholders	15
Related party disclosures	16
Commitments	17
Contingent assets and contingent liabilities	18
Fees to auditors appointed at the Annual General Meeting	19
Reconciliation from IFRS to US GAAP	20

Statement of Cash Flow

	Note	Genmab Group 2006	Genmab Group 2005	Genmab Group 2006	Genmab Group 2005	Parent Company 2006	Parent Company 2005
		DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Net loss		**(438,236)**	**(393,590)**	**(77,409)**	**(69,523)**	**(434,907)**	**(386,558)**
Reversal of financial items, net		(33,978)	(34,334)	(6,001)	(6,064)	(35,956)	(36,310)
Adjustments for non-cash transactions:							
Depreciation and amortization		17,500	31,775	3,091	5,613	3,834	17,086
Net gain on sale of equipment		(335)	(31)	(59)	(6)	(336)	(65)
Warrant compensation expenses		39,200	23,839	6,924	4,211	28,844	16,523
Changes in current assets and liabilities:							
Other receivables		18,716	(29,531)	3,306	(5,216)	17,923	(29,522)
Prepayments		10,427	(6,443)	1,842	(1,138)	10,666	(5,584)
Deferred income		(77,350)	148,527	(13,663)	26,235	(77,350)	148,527
Accounts payable and other liabilities		29,386	14,936	5,192	2,638	26,633	19,877
Cash flow from operating activities before financial items		**(434,670)**	**(244,852)**	**(76,777)**	**(43,250)**	**(460,649)**	**(256,026)**
Financial receivables		55,047	36,208	9,723	6,396	56,176	37,349
Corporate taxes paid		–	–	–	–	–	–
Cash flow from operating activities		**(379,623)**	**(208,644)**	**(67,054)**	**(36,854)**	**(404,473)**	**(218,677)**
Purchase of property, plant and equipment		(1,939)	(2,434)	(342)	(430)	(1,001)	(1,400)
Sale of property, plant and equipment		621	1,242	109	219	620	961
Sale of other securities and equity interests		2,796	–	494	–	2,796	–
Receivables from subsidiaries		–	–	–	–	23,817	8,052
Non-current receivables		–	6,057	–	1,070	–	6,057
Marketable securities bought		(2,448,512)	(1,072,535)	(432,492)	(189,447)	(2,448,512)	(1,072,535)
Marketable securities sold		1,995,661	940,123	352,503	166,058	1,995,661	940,123
Cash flow from investing activities		**(451,373)**	**(127,547)**	**(79,728)**	**(22,530)**	**(426,619)**	**(118,742)**
Warrants exercised		90,065	47,210	15,909	8,339	90,065	47,210
Shares issued for cash		845,250	258,800	149,301	45,713	845,250	258,800
Costs related to issuance of shares		(46,874)	1,027	(8,280)	181	(46,874)	1,027
Paid installments on lease liabilities		(9,408)	(9,680)	(1,662)	(1,710)	(6,714)	(6,871)
Cash flow from financing activities		**879,033**	**297,357**	**155,268**	**52,523**	**881,727**	**300,166**
Increase in cash and cash equivalents		**48,037**	**(38,834)**	**8,486**	**(6,861)**	**50,635**	**(37,253)**
Cash and cash equivalents at the beginning of the period		381,346	419,566	67,359	74,110	371,465	408,718
Exchange rate adjustment of cash		(308)	614	(55)	110	–	–
Cash and cash equivalents at the end of the period		**429,075**	**381,346**	**75,790**	**67,359**	**422,100**	**371,465**
Cash and cash equivalents include:							
Bank deposits and petty cash		426,021	360,281	75,251	63,638	422,100	353,455
Restricted bank deposits	17	3,054	21,065	539	3,721	–	18,010
		429,075	**381,346**	**75,790**	**67,359**	**422,100**	**371,465**
Non-cash transactions:							
Assets acquired		4,579	3,628	809	641	4,579	3,628
Liabilities assumed		(4,579)	(3,628)	(809)	(641)	(4,579)	(3,628)

Statement of Shareholders' Equity—Consolidated

	Number of shares	Share capital	Share premium	Reserve for share-based payment	Translation reserves	Accumulated deficit	Shareholders' equity	Shareholders' equity
		DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	USD'000 (Unaudited)
December 31, 2004	**29,752,363**	**29,752**	**2,591,311**	**9,415**	**4,528**	**(1,454,020)**	**1,180,986**	**208,603**
Comprehensive income:								
Adjustment of foreign currency fluctuations on subsidiaries					498		498	88
Loss for the period						(393,590)	(393,590)	(69,522)
Total comprehensive income							**(393,092)**	**(69,434)**
Exercise of warrants	857,228	857	46,353				47,210	8,339
Capital increase	2,498,507	2,499	253,854				256,353	45,281
Expenses related to capital increases, refund of VAT on expenses and foreign currency fluctuations related to share issues			3,474				3,474	614
Warrant compensation expenses				23,839			23,839	4,211
December 31, 2005	**33,108,098**	**33,108**	**2,894,992**	**33,254**	**5,026**	**(1,847,610)**	**1,118,770**	**197,614**
Comprehensive income:								
Adjustment of foreign currency fluctuations on subsidiaries					(593)		(593)	(105)
Loss for the period						(438,236)	(438,236)	(77,409)
Total comprehensive income							**(438,829)**	**(77,514)**
Exercise of warrants	790,257	790	89,275				90,065	15,909
Capital increase	5,750,000	5,750	839,500				845,250	149,301
Expenses related to capital increases			(46,874)				(46,874)	(8,280)
Warrant compensation expenses				39,200			39,200	6,924
December 31, 2006	**39,648,355**	**39,648**	**3,776,893**	**72,454**	**4,433**	**(2,285,846)**	**1,607,582**	**283,955**

Statement of Shareholders' Equity—Parent Company

	Number of shares	Share capital	Share premium	Reserve for share-based payment	Translation reserves	Accumulated deficit	Shareholders' equity	Shareholders' equity
		DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	USD'000 (Unaudited)
December 31, 2004	**29,752,363**	**29,752**	**2,591,311**	**9,415**	**–**	**(1,444,554)**	**1,185,924**	**209,475**
Comprehensive income:								
Loss for the period						(386,558)	(386,558)	(68,280)
Total comprehensive income							**(386,558)**	**(68,280)**
Exercise of warrants	857,228	857	46,353				47,210	8,339
Capital increase	2,498,507	2,499	253,854				256,353	45,281
Expenses related to capital increases, refund of VAT on expenses and foreign currency fluctuations related to share issues			3,474				3,474	614
Warrant compensation expenses				23,839			23,839	4,211
December 31, 2005	**33,108,098**	**33,108**	**2,894,992**	**33,254**	**–**	**(1,831,112)**	**1,130,242**	**199,640**
Comprehensive income:								
Loss for the period						(434,907)	(434,907)	(76,820)
Total comprehensive income							**(434,907)**	**(76,820)**
Exercise of warrants	790,257	790	89,275				90,065	15,909
Capital increase	5,750,000	5,750	839,500				845,250	149,301
Expenses related to capital increases			(46,874)				(46,874)	(8,280)
Warrant compensation expenses				39,200			39,200	6,924
December 31, 2006	**39,648,355**	**39,648**	**3,776,893**	**72,454**	**–**	**(2,266,019)**	**1,622,976**	**286,674**

Statement of Shareholders' Equity

	Number of shares	Share capital	Share capital
		DKK'000	USD'000 (Unaudited)
December 31, 2001	**21,812,020**	**21,812**	**3,852**
January 2002, Exercise of warrants	14,500	15	3
February 2002, Exercise of warrants	10,000	10	2
June 2002, Issuance of shares for cash	880,100	880	155
December 31, 2002	**22,716,620**	**22,717**	**4,012**
July 2003, Issuance of shares by debt conversion	246,914	247	44
August 2003, Exercise of warrants	15,000	15	3
October 2003, Exercise of warrants	2,000	2	1
December 31, 2003	**22,980,534**	**22,981**	**4,060**
February 2004, Exercise of warrants	253,599	253	45
March 2004, Exercise of warrants	44,000	44	8
April 2004, Exercise of warrants	12,750	13	2
May 2004, Exercise of warrants	463,124	463	82
June 2004, Exercise of warrants	77,125	77	14
July 2004, Issuance of shares for cash	5,623,000	5,623	993
July 2004, Exercise of warrants	290,826	291	51
November 2004, Exercise of warrants	7,405	7	1
December 31, 2004	**29,752,363**	**29,752**	**5,256**
February 2005, Exercise of warrants	273,491	274	48
March 2005, Exercise of warrants	29,550	30	5
May 2005, Exercise of warrants	274,412	274	48
June 2005, Exercise of warrants	211,400	211	37
August 2005, Exercise of warrants	21,850	22	4
August 2005, Issuance of shares for cash	2,498,507	2,499	442
November 2005, Exercise of warrants	32,375	32	6
December 2005, Exercise of warrants	14,150	14	2
December 31, 2005	**33,108,098**	**33,108**	**5,848**
January 2006, Issuance of shares for cash	5,750,000	5,750	1,016
March 2006, Exercise of warrants	338,667	339	60
May 2006, Exercise of warrants	227,648	227	40
July 2006, Exercise of warrants	45,874	46	8
September 2006, Exercise of warrants	99,587	99	17
November 2006, Exercise of warrants	77,981	78	14
December 2006, Exercise of warrants	500	1	0
December 31, 2006	**39,648,355**	**39,648**	**7,003**

Statement of Shareholders' Equity

The parent company was formed in June 1998 but did not conduct any business until 1999.

In February 1999, Medarex and Bankforeningernes Erhvervsudviklingsforening Biomedicinsk Udvikling, BI Asset Management Fondsmæglerselskab A/S, Lønmodtagernes Dyrtidsfond, A/S Dansk Erhvervsinvestering and Leif Helth Care A/S (the "Bank Invest Group") entered into an agreement in which the Bank Invest Group invested cash and Medarex granted licenses in exchange for equity interests in the company. In May 1999 and March 2000, Medarex and the Bank Invest Group made additional contributions to the company in proportion to their existing equity interests.

In June 2000, Genmab completed a private offering with issuance of 576,646 new shares, raising approximately DKK 321 million from Medarex, the Bank Invest Group and new investors. In August 2000, a total of 27,976 new shares were issued to Medarex under the Genomics Agreement. In August 2000, Genmab's shareholders approved a conversion of all existing classes of shares to one class of ordinary shares and a bonus share issuance of nine ordinary shares for each ordinary share.

In October 2000, Genmab completed an Initial Public Offering. The global offering of 6,000,000 new shares equaled approximately 28% of the company's issued share capital after the listing.

In May 2002, Genmab entered into a collaboration agreement with Roche. Following this agreement, Roche subscribed to 880,100 shares in the company in June 2002.

In July 2003, Genmab issued 246,914 ordinary shares to Medarex, pursuant to the Genomics Agreement.

In July 2004, Genmab completed an international private placement with issuance of 5,623,000 new ordinary shares, raising gross proceeds to the company of DKK 478 million.

In August 2005, Genmab entered into a license and collaboration agreement with Merck Serono concurrently with a securities purchase agreement, under which Merck Serono subscribed to 2,498,507 new shares in the company.

In January 2006, Genmab completed an international private placement with issuance of 5,750,000 new ordinary shares, raising gross proceeds to the company of DKK 845 million.

On December 31, 2006, the total number of outstanding shares was 39,648,355. Each share has a nominal value of DKK 1 and one vote.

Notes to the Financial Statements

1. Accounting Policies

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and endorsed by the EU, effective for 2006, and additional Danish disclosure requirements for annual reports of listed companies, including those issued by the Copenhagen Stock Exchange. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The financial statements have been prepared in Danish Kroner (DKK), which is the functional and presentation currency of the parent company.

Solely for convenience of the reader, the financial statements contain a conversion of certain DKK amounts into US Dollars (USD) at a specified rate. This conversion has been made at the exchange rate in effect at the balance sheet date. These converted amounts should not be construed as representations that the DKK amounts actually represent such USD amounts or could be converted into USD at the rate indicated or at any other rate. Only the consolidated financial statements have been converted to USD. Accordingly, financial statements for the parent company are disclosed only in DKK, except for certain disclosures in the notes.

In the notes to the financial statements, a reconciliation has been provided of the reported net result under IFRS to the corresponding net result under US GAAP.

NEW ACCOUNTING POLICIES

Effective from January 1, 2006, Genmab has adopted the new and amended standards issued by the International Accounting Standards Board with effective dates as of January 1, 2006. These include the amendment of IAS 39, *"The fair value option"* under which an entity cannot continue to classify financial assets other than trade instruments as at fair value through profit or loss unless specified criteria are met. As explained in the section "Marketable securities" the Group meets these criteria and consequently the amendment has not affected the financial reporting of the Group. Other new and amended standards include IFRS 6, *"Exploration for and Evaluation of Mineral Resources"*, the amendments to IAS 19, *"Employee Benefits"*, amendments to IAS 21 *"The effects of changes in foreign exchange rates"* and further amendments to IAS 39, *"Financial Instruments: Recognition and Measurement"*. The adoption of these new and amended standards has not affected the financial reporting of the Group or the parent company for any periods presented.

MANAGEMENT'S JUDGMENTS UNDER IFRS

In preparing financial statements under IFRS, certain provisions in the standards require management's judgments. Such judgments are considered important to understand the accounting policies and the company's compliance with the standards. The following summarizes the most significant judgments made under the company's accounting policies.

Internally Generated Intangible Assets

According to the International Accounting Standard (IAS) 38, *"Intangible Assets"*, intangible assets arising from development projects should be recognized in the balance sheet. The criteria that must be met for capitalization are (1) the development project is clearly defined and identifiable, (2) the technological feasibility, adequate resources to complete and a market for the product or an internal use of the product can be documented, and (3) management has the intent to produce and market the product or to use it internally. Such an intangible asset should be recognized if sufficient certainty can be documented that the future income from the development project will exceed the aggregate cost of production, development and the sale and administration of the product.

Receiving final regulatory approval for pharmaceutical products is associated with significant development risk. As a result, it is considered reasonable not to recognize such internally generated assets until late in the development process. Accordingly, the company has not recognized such assets at this time.

Joint Ventures/Collaboration Agreements

The company has entered into various collaboration agreements, primarily in connection with the company's research and development projects and the clinical testing of the product candidates. Collaborations are often structured so that each party contributes its respective skills in the various phases of the development project. No joint control exists for such collaborations and the parties do not have any financial obligations towards each other. Accordingly, the collaborations are not considered

Notes to the Financial Statements

1. Accounting Policies (continued)

to be joint ventures as defined in IAS 31, *"Financial Reporting of Interests in Joint Ventures"*. Expenses in connection with collaboration agreements are treated as described under "Research and Development Costs."

Revenue Recognition

The company's revenues comprise milestone payments and other income from research and development agreements. IAS 18, *"Revenue"*, prescribes the criteria to be fulfilled for revenue being recognizable. Evaluating the criteria for revenue recognition with respect to the company's research and development and collaboration agreements requires management's judgment to ensure that all criteria have been fulfilled prior to recognizing any amount of revenue. In particular, such judgments are made with respect to determination of the nature of transactions, whether simultaneous transactions shall be considered one or more revenue-generating transactions, allocation of the contractual price to several elements included in an agreement, and the determination of whether the significant risks and rewards have been transferred to the buyer. All the company's revenue-generating transactions, including those with Roche, Amgen and Merck Serono, have been subject to such evaluation by management.

CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include Genmab A/S (the parent company) and subsidiaries in which the parent company directly or indirectly exercises a controlling interest through shareholding or otherwise. Accordingly, the consolidated financial statements include Genmab A/S, Genmab B.V., Genmab, Inc., and Genmab Ltd. (collectively referred to as the Genmab Group).

The Group's consolidated financial statements have been prepared on the basis of the financial statements of the parent company and subsidiaries—prepared under the Group's accounting policies—by combining similar accounting items on a line-by-line basis. On consolidation, intercompany income and expenses, intercompany receivables and payables, and unrealized gains and losses on transactions between the consolidated companies are eliminated.

The recorded value of the equity interests in the consolidated subsidiaries is eliminated with the proportionate share of the subsidiaries' equity. Subsidiaries are consolidated from the date when control is transferred to the Group.

The income statements for foreign subsidiaries are translated into the Group's reporting currency at the year's weighted average exchange rate and the balance sheets are translated at the exchange rate in effect at the balance sheet date. Exchange rate differences arising from the translation of foreign subsidiaries shareholders' equity at the beginning of the year, and exchange rate differences arising as a result of foreign subsidiaries' income statements being translated at average exchange rates, are recorded in translation reserves in shareholders' equity.

FOREIGN CURRENCY

Transactions in foreign currencies are translated at the exchange rates in effect at the date of the transaction.

Exchange rate gains and losses arising between the transaction date and the settlement date are recognized in the income statement as financial items.

Unsettled monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Exchange rate gains and losses arising between the transaction date and the balance sheet date are recognized in the income statement as financial items.

INCOME STATEMENT

Revenues

Revenues comprise milestone payments and other income from research and development agreements. Revenue is recognized when it is probable that future economic benefits will flow to the company and these benefits can be measured reliably. Further, revenue recognition requires that all significant risks and rewards of ownership of the goods or services included in the transaction have been transferred to the buyer.

Research and Development Costs

Research and development costs primarily include salary and related expenses, license costs, manufacturing costs, clinical costs, amortization of licenses and rights, and depreciation of tangible fixed assets, to the extent such costs are related to the Group's research and development activities.

Research costs are recognized in the income statement in the period to which they relate.

1. Accounting Policies (continued)

A development project involves a single product candidate undergoing a high number of tests to illustrate its safety profile and the effect on human beings prior to obtaining the necessary approval of the final product from the appropriate authorities. The future economic benefits associated with the individual development projects are dependent on obtaining such approval. Considering the general risk related to the development of pharmaceutical products, management has concluded that the future economic benefits associated with the individual projects cannot be estimated with sufficient certainty until the project has been finalized and the necessary approval of the final product has been obtained. Accordingly, all development costs are recognized in the income statement in the period to which they relate.

General and Administrative Expenses
General and administrative expenses relate to the administration of the Group, including depreciation of long-lived assets to the extent such expenses are related to the administrative functions. General and administrative expenses are recognized in the income statement in the period to which they relate.

Stock-Based Compensation
The company has granted warrants to employees, the Board of Directors, and non-employee consultants under various warrant programs. For warrants granted after November 7, 2002, the Group applies IFRS 2, according to which the fair value of the warrants at grant date is recognized as an expense in the income statement over the vesting period. A corresponding amount is recognized in a separate reserve under shareholders' equity. Warrants granted prior to November 7, 2002 are not comprised by IFRS 2. For these warrants, the Company accounts for the compensation by use of the intrinsic value method for employees and the Board of Directors and the fair value method for non-employee consultants.

Financial Income and Expenses
Financial income and expenses include interest as well as realized and unrealized exchange rate adjustments and realized and unrealized gains and losses on marketable securities and other securities and equity interests.

Corporate Tax
Corporate tax expense, which consists of current tax and the adjustment of deferred taxes for the year, is recognized in the income statement to the extent that the tax is attributable to the net result for the year. Tax attributable to entries directly to shareholders' equity is recognized in shareholders' equity.

Current tax liabilities include taxes payable based on the expected taxable income for the year and any adjustments to prior years' tax expense as recorded in the income statement. Any prepaid taxes are recognized in other receivables in the balance sheet.

BALANCE SHEET

NON-CURRENT ASSETS

Licenses and Rights
Licenses and rights are initially measured at cost and include the net present value of any future payments. The net present value of any future payments is recognized as a liability.

Licenses and rights are amortized using the straight-line method over the estimated useful life of five years.

Property, Plant and Equipment
Property, plant and equipment are measured at cost net of accumulated depreciation and any impairment losses. The cost comprises acquisition price and direct costs related to the acquisition until the asset is ready for use.

Depreciation, which is stated at cost net of any residual value, is calculated on a straight-line basis over the expected useful lives of the assets, which are as follows:

Equipment, furniture and fixtures	3-5 years
Computer equipment	3 years
Leasehold improvements	5 years or the lease term, if shorter

Depreciation, impairment losses and gains or losses on the disposal of tangible fixed assets are recognized in the income statement as research and development costs or as general and administrative expenses, as appropriate.

Notes to the Financial Statements

1. Accounting Policies (continued)

Fixed Assets under Construction

Fixed assets under construction include the design and building of laboratory facilities. The costs incurred are capitalized until the facilities are completed. Costs include direct costs to employees, salary related expenses and costs to subcontractors. Fixed assets under construction are not depreciated.

Equity Interests in Subsidiaries

In the separate financial statements of the parent company Genmab A/S, equity interests in subsidiaries are recognized and measured at cost. Equity interests in foreign currencies are translated to the reporting currency by use of historical exchange rates prevailing at the time of investment.

Income is recognized from the investments only to the extent that distributions from accumulated profits are received. Distributions received in excess of such profits are regarded as a recovery of investment and are recognized as a reduction of the cost of the investment.

Other Securities and Equity Interests

Other securities and equity interests, which have been acquired for long-term strategic holding, include the company's ownership of listed and non-listed companies. The financial assets have been classified as "Available-for-sale" as the company's management intends to hold these investments for an indefinite period of time. However, if the company's business strategy changes, the assets can be sold. The company's management assesses the classification of financial fixed assets at the time of acquisition and reviews such classification on a regular basis.

Other securities and equity interests are measured at fair value at the balance sheet date. The fair value for listed shares is the listed market price. If the fair value cannot be reliably determined for interests in non-listed companies, the assets are measured at cost. Realized gains and losses are recognized in the income statement as financial items, whereas unrealized gains and losses are recognized in shareholders' equity. Transactions are recognized at trade date.

Impairment of Long-lived Assets

If circumstances or changes in the company's operations indicate that the carrying amount of long-lived assets may not be recoverable, management reviews the asset for impairment. The basis for the review is the assets' recoverable amount, determined as the greater of the net selling price or its value in use. Value in use is calculated as the net present value of future cash inflow generated from the asset.

If the carrying amount of an asset is greater than the recoverable amount, the asset is written down to the recoverable amount. An impairment loss is recognized in the income statement when the impairment is identified.

CURRENT ASSETS

Antibody Clinical Trial Material

Antibody clinical trial material includes antibodies purchased from third parties. If all criteria for recognition as an asset are fulfilled, in particular that sufficient certainty can be determined that future income from the use of such material will exceed the aggregate cost of the antibodies, the antibodies are recognized in the balance sheet at cost and expensed in the income statement when consumed. If sufficient certainty cannot be obtained, such material is expensed in the income statement at the time of acquisition.

On a regular basis, the carrying value of such assets is reviewed to ensure that no impairment has occurred and that the quantities do not exceed the planned consumption in the development activities.

Receivables

Receivables are measured in the balance sheet at amortized cost, which generally corresponds to nominal value less provision for bad debts.

The provision for bad debts is calculated on the basis of an individual assessment of each receivable.

Prepayments

Prepayments recognized as current assets include expenditures related to a future financial year. Prepayments are measured at nominal value.

1. Accounting Policies (continued)

Marketable Securities

Marketable securities consist of investments in securities with a maturity greater than three months at the time of purchase. The company invests its cash in deposits with major financial institutions, in mortgage bonds, corporate bonds and notes issued by the Danish or US government. The securities can be readily purchased and sold using established markets. When sold, the cost of marketable securities is determined based on the "first-in first-out" principle.

The company's portfolio of investments has been classified as "Financial assets at fair value through profit or loss" as the portfolio is managed and evaluated on a fair value basis in accordance with the company's investment guidelines.

Marketable securities are measured at fair value, which equals the listed price. Realized and unrealized gains and losses (including unrealized foreign exchange rate gains and losses) are recognized in the income statement as financial items. Transactions are recognized at trade date.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash, bank deposits and marketable securities with a maturity of three months or less on the date of acquisition. Cash and cash equivalents are measured at fair value.

SHAREHOLDERS' EQUITY

The share capital comprises the nominal amount of the company's ordinary shares, each at a nominal value of DKK 1. All shares are fully paid.

Share premium reserve comprises the amount received, attributable to shareholders' equity, in excess of the nominal amount of the shares issued at the company's offerings, reduced by external expenses directly attributable to the offerings.

Reserve for share-based payment includes the corresponding figures to the warrant compensation expenses recognized in the income statement under IFRS 2.

Translation reserves in the consolidated financial statements include exchange rate adjustments of equity investments in subsidiaries. Translation reserves cannot be used for distribution.

NON-CURRENT LIABILITIES

Provisions

Provisions are recognized when the Group has an existing legal or constructive obligation as a result of events occurring prior to or on the balance sheet date, and it is probable that the utilization of economic resources will be required to settle the obligation. Provisions are measured at fair value.

Deferred Tax

Deferred tax is accounted for under the liability method which requires recognition of deferred tax on all temporary differences between the carrying amount of assets and liabilities and the tax base of such assets and liabilities. This includes the tax value of tax losses carried forward.

Deferred tax is calculated in accordance with the tax regulations and current tax rates in the individual countries. Changes in deferred tax as a result of changes in tax rates are recognized in the income statement.

Deferred tax assets resulting from temporary differences, including the tax value of losses to be carried forward, are measured at the value at which the asset is expected to be utilized in future taxable income, based on the company's planned use of the individual assets. Deferred tax assets which are not recognized in the balance sheet are disclosed in a note to the financial statements.

CURRENT LIABILITIES

Leasing

Lease contracts, which in all material respects transfer the significant risks and rewards associated with the ownership of the asset to the lessee, are classified as finance leases. Assets treated as finance leases are recognized in the balance sheet at the inception of the lease term at the lower of the fair value of the asset or the net present value of the future minimum lease payments. A liability equaling the asset is recognized in the balance sheet. Each lease payment is separated between a finance charge, recorded as a financial expense, and a reduction of the outstanding liability.

Assets under finance leases are depreciated in the same manner as owned assets and are subject to regular reviews for impairment.

1. Accounting Policies (continued)

Lease contracts, where the lessor retains the significant risks and rewards associated with the ownership of the asset, are classified as operating leases. Lease payments under operating leases are recognized in the income statement ratably over the lease term. The total lease commitment under operating leases is disclosed in the notes to the financial statements.

Accounts Payable

Accounts payable are measured in the balance sheet at amortized cost, which is considered to be equal to the fair value due to the short-term nature of the liabilities.

Deferred Income

Deferred income reflects the part of revenues that has not been recognized as income immediately on receipt of payment and which concerns agreements with multiple components which cannot be separated. Deferred income is measured at the amount received.

Other Liabilities

Other liabilities are measured in the balance sheet at amortized cost, which is considered to be equal to the fair value due to the short-term nature of the liabilities.

CASH FLOW STATEMENT

The cash flow statement is presented using the indirect method with basis in the net loss.

Cash flow from operating activities is stated as the net loss adjusted for net financial items, non-cash operating items such as depreciation, amortization, impairment losses, warrant compensation expenses, provisions, and for changes in working capital, interest paid and received, and corporate taxes paid. Working capital comprises current assets less current liabilities excluding the items included in cash and cash equivalents.

Cash flow from investing activities is comprised of cash flow from the purchase and sale of intangible assets, tangible fixed assets and financial fixed assets. In the parent company transactions with subsidiaries are included in 'Receivable from subsidiaries'.

Cash flow from financing activities is comprised of cash flow from the issuance of shares and raising and repayment of long-term loans including installments on lease liabilities.

The cash flow statement cannot be derived solely from the financial statements.

SEGMENT REPORTING

The Group is managed and operated as one business unit. The entire Group is managed by a single management team reporting to the Chief Executive Officer. No separate lines of business or separate business entities have been identified with respect to any of the product candidates or geographical markets. Accordingly, the company has concluded that it is not relevant to disclose segment information on business segments or geographical markets.

RECONCILIATION FROM IFRS TO US GAAP

The Annual Report includes a reconciliation of the reported net result under IFRS to the corresponding net result under US GAAP.

DEFINITION OF FINANCIAL RATIOS

The Group discloses a number of financial ratios in the Annual Report. These financial ratios are defined as:

Basic Net Loss per Share

Basic net loss per share is calculated as the net loss for the year divided by the weighted average number of outstanding ordinary shares.

Diluted Net Loss per Share

Diluted net loss per share is calculated as the net loss for the year divided by the weighted average number of outstanding ordinary shares adjusted for the dilutive effect of share equivalents. As the income statement shows a net loss, no adjustment has been made for the dilutive effect.

Year-end Share Market Price

The year-end share market price is determined as the average trading price of the company's shares on the Copenhagen Stock Exchange at the balance sheet date or the last trading day prior to the balance sheet date.

Price/Book Value

Price/book value is calculated as the company's year-end share market price divided by the shareholders' equity per share at the balance sheet date.

1. Accounting Policies (continued)

Shareholders' Equity per Share

Shareholders' equity per share is calculated as shareholders' equity at the balance sheet date divided by the number of outstanding shares at the balance sheet date.

NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

The International Accounting Standards Board has issued, and the EU has endorsed, a number of new standards and made updates to some of the existing standards, the majority of which are effective as of January 1, 2007 or later. The financial reporting of Genmab is expected to be affected by such new or improved standards to the extent described below.

IFRS 7, *"Financial Instruments: Disclosures"*, requires disclosures about the significance of financial instruments for an entity's financial position and performance and about the extent to which the entity is exposed to risks arising from financial instruments, and a description of management's objectives, policies and processes for managing those risks. The standard, which replaces IAS 30, *"Disclosures in the Financial Statements of Banks and Similar Financial Institutions"* and the disclosure requirements of IAS 32, *"Financial Instruments, Disclosure and Presentation"*, is effective for accounting periods beginning on or after January 1, 2007. No significant impact is expected on the company's financial reporting.

IFRS 8, *"Operating Segments"*, requires an entity to adopt the "management approach" to reporting on the financial performance of its operating segments. Generally, the information to be reported would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. As such information may be different from what is used to prepare the income statement and balance sheet, IFRS 8 requires explanations of the basis on which the segment information is prepared and reconciliation to the amounts recognized in the income statement and balance sheet. The standard, which replaces IAS 14, *"Segment Reporting"*, is effective for accounting periods beginning on or after January 1, 2009. No significant impact is expected on the company's financial reporting from this new standard.

The IASB has issued a number of new interpretations, which are effective for future financial years. Some of these have been endorsed by the EU. No significant impact is expected on the company's financial reporting from these interpretations.

Genmab will adopt all the new standards in accordance with the transitional provisions of each standard.

2. Depreciation and Amortization

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Licenses and rights	–	10,725	–	1,894	–	10,725
Leasehold improvements	5,071	7,890	896	1,394	2,439	4,104
Equipment, furniture and fixtures	12,429	13,160	2,195	2,325	1,395	2,257
	17,500	**31,775**	**3,091**	**5,613**	**3,834**	**17,086**
Depreciation and amortization are included in:						
Research and development costs	13,911	26,970	2,457	4,764	1,449	14,427
General and administrative expenses	3,589	4,805	634	849	2,385	2,659
	17,500	**31,775**	**3,091**	**5,613**	**3,834**	**17,086**

Notes to the Financial Statements

3. Staff

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Wages and salaries	136,070	112,316	24,035	19,839	74,094	60,142
Warrant compensation expenses	39,200	23,839	6,924	4,211	28,844	16,523
Pension contributions	11,036	10,622	1,949	1,876	6,444	5,527
Other social security costs	6,889	5,734	1,217	1,013	523	414
	193,195	**152,511**	**34,125**	**26,939**	**109,905**	**82,606**
Personnel costs are expensed as follows:						
Research and development costs	139,201	110,616	24,588	19,539	78,446	61,246
General and administrative expenses	53,994	41,895	9,537	7,400	31,459	21,360
	193,195	**152,511**	**34,125**	**26,939**	**109,905**	**82,606**
Remuneration to management and the Board of Directors:						
Management	23,981	19,123	4,236	3,378	6,466	4,398
Board of Directors	1,717	1,683	303	297	1,717	1,683
	25,698	**20,806**	**4,539**	**3,675**	**8,183**	**6,081**
Average number of employees	237	213	237	213	111	97

Remuneration of the Board of Directors comprises a basic fee and additional fees for the Board Committee obligations. In addition, the members of the Board participate in the company's warrant programs.

Remuneration of the management team comprises basis salary, bonus and warrants. Further, the members of the management team participate in the company's pension schemes. The bonus scheme for the members of management is based on the achievement of goals pre-defined for each financial year by the Board of Directors. The members of management participate in the company's warrant programs. The service agreements with each member of the management team may be terminated by the company on no less than 12 months' notice and by the executive officers on no less than six months' notice. In the event the company terminates the service agreement without cause, or in the event of change of control of the company, the company is obliged to pay the executive officer his/her existing total compensation (including benefits) for two full years in addition to the notice period.

The management as well as the Board of Directors is considered a team, and Genmab believes the total remuneration of those bodies is more relevant to the stakeholders than the remuneration to the individual members. Accordingly, the company does not disclose remuneration to individuals.

According to IFRS 2, the expensed value of warrants granted to management and the Board of Directors amounts to DKK 23,678 thousand for 2006, compared to DKK 15,109 thousand in 2005. Please refer to Notes 14 and 15 for further details regarding grant and exercise of warrants and ownership of shares.

The Group's pension plans are classified as defined contribution plans, and, accordingly, no pension obligations are recognized in the balance sheet.

The pension contributions to management are included in the above remuneration.

4. Financial Income

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Interest and other financial income	46,249	34,775	8,169	6,142	46,048	34,622
Interest from subsidiaries	—	—	—	—	2,020	1,742
Gains on marketable securities	38,183	25,032	6,744	4,422	38,183	25,032
Revaluation of financial assets	3,592	—	634	—	3,592	—
Exchange rate gains	10,207	19,840	1,803	3,504	10,142	19,818
	98,231	**79,647**	**17,350**	**14,068**	**99,985**	**81,214**

5. Financial Expenses

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Interest and other financial expenses	1,033	1,353	182	239	839	988
Loss on marketable securities	42,165	32,323	7,448	5,709	42,165	32,323
Impairment loss on other securities and equity interests	—	2,660	—	470	—	2,660
Exchange rate losses	21,055	8,977	3,719	1,586	21,025	8,933
	64,253	**45,313**	**11,349**	**8,004**	**64,029**	**44,904**

6. Corporate Tax

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Current tax on result	—	-	—	—	—	—
Adjustment to deferred tax prior years	—	18,644	—	3,293	—	18,644
Effect of change in tax rate	—	27,173	—	4,800	—	27,173
Adjustment to deferred tax	(98,128)	(113,702)	(17,333)	(20,084)	(91,162)	(103,248)
Adjustment to valuation allowance	98,128	67,885	17,333	11,991	91,162	57,431
Total corporate tax expense	**0**	**0**	**0**	**0**	**0**	**0**

A reconciliation of income tax expense at the statutory rate of 28% to the company's effective tax rate is as follows:

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Net result before tax	(438,236)	(393,590)	(77,409)	(69,523)	(434,907)	(386,558)
Computed 28% tax on result	**(122,706)**	**(110,205)**	**(21,674)**	**(19,466)**	**(121,774)**	**(108,236)**
Tax effect of:						
Non-deductible costs	10,128	4,941	1,789	873	8,096	4,646
Additional tax deductions	(20,255)	(22,741)	(3,578)	(4,017)	(12,189)	(13,961)
Expired tax losses	34,705	14,303	6,130	2,526	34,705	14,303
Change in deferred tax asset	98,128	113,702	17,333	20,084	91,162	103,248
Total corporate tax	**0**	**0**	**0**	**0**	**0**	**0**
Effective tax rate	**0%**	**0%**	**0%**	**0%**	**0%**	**0%**

6. Corporate Tax (continued)

On December 31, 2006, the parent company had net tax loss carry-forwards of approximately DKK 1,976,895 thousand for income tax purposes, which can be carried forward without limitation. In addition, the parent company had deductible temporary differences of approximately DKK 76,035 thousand. For local tax purposes, the subsidiaries had net tax loss carry-forwards and deductible temporary differences totaling approximately DKK 64,250 thousand.

For financial reporting purposes, the value of the net deferred tax asset has been reduced to zero due to uncertainties with respect to the company's and the Group's ability to generate sufficient taxable income in the future.

Significant components of the deferred tax asset are as follows:

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Tax deductible losses	2,036,175	1,589,362	359,659	280,737	1,976,895	1,546,555
Licenses and rights	—	23,068	—	4,075	—	23,068
Leasehold improvements	2,127	1,606	376	284	(845)	48
Equipment, furniture and fixtures	3,916	4,448	692	786	2,111	2,248
Securities and equity interests	3,592	7,185	634	1,269	3,592	7,135
Deferred income	71,177	148,527	12,572	26,235	71,177	148,527
Other temporary differences	193	609	34	107	—	(280)
Total temporary differences	**2,117,180**	**1,774,805**	**373,967**	**313,493**	**2,052,930**	**1,727,351**
Deferred tax asset at 28%	592,810	496,945	104,711	87,778	574,820	483,658
Valuation allowance	(592,810)	(496,945)	(104,711)	(87,778)	(574,820)	(483,658)
Recorded deferred tax asset	**0**	**0**	**0**	**0**	**0**	**0**

7. Licenses and Rights

The company has acquired licenses and rights to technology at a total cost of DKK 152,484 thousand, which have been fully amortized during the period 2000 to 2005.

The licenses and rights are still in use by the company and the Group, as such licenses and rights form the basis for the research and development activities carried out.

During the year, the company has acquired licenses and rights, primarily to get access to targets identified by third parties. Such licenses and rights have been acquired early in the research phase.

As it can not be demonstrated with sufficient certainty that future economic benefits will flow to the company from these investments, such acquisitions have been recognized as Research and Development costs in the income statement at the time of acquisition.

8. Property, Plant and Equipment—Genmab Group

	Leasehold improvements	Equipment, furniture and fixtures	Fixed assets under construction	Leasehold improvements	Equipment, furniture and fixtures	Fixed assets under construction
	DKK'000	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	USD'000 (Unaudited)
Cost per January 1, 2005	32,684	68,193	47,781	5,773	12,045	8,440
Exchange rate adjustment	1,703	1,140	18	301	202	3
Additions for the year	96	4,190	3,937	17	740	695
Transfers between the classes	—	1,333	(1,333)	—	235	(235)
Disposals for the year	—	(2,514)	—	—	(444)	—
Cost per December 31, 2005	**34,483**	**72,342**	**50,403**	**6,091**	**12,778**	**8,903**
Accumulated depreciation per January 1, 2005	(17,178)	(31,957)	—	(3,034)	(5,645)	—
Exchange rate adjustment	(1,050)	(932)	—	(185)	(164)	—
Depreciation for the year	(7,890)	(13,160)	—	(1,394)	(2,325)	—
Accumulated depreciation on disposals for the year	—	1,302	—	—	230	—
Accumulated depreciation per December 31, 2005	**(26,118)**	**(44,747)**	**0**	**(4,613)**	**(7,904)**	**0**
Accumulated impairment loss per December 31, 2005	**0**	**0**	**(42,170)**	**0**	**0**	**(7,449)**
Net book value per December 31, 2005	**8,365**	**27,595**	**8,233**	**1,478**	**4,874**	**1,454**
Net book value of assets under finance leases included above	—	17,887	5,198	—	3,159	918
Cost per January 1, 2006	34,483	72,342	50,403	6,091	12,778	8,903
Exchange rate adjustment	(1,310)	(859)	(6)	(231)	(152)	(1)
Additions for the year	—	3,647	1,701	—	644	301
Transfers between the classes	—	9,928	(9,928)	—	1,754	(1,754)
Disposals for the year	—	(2,164)	—	—	(382)	—
Cost per December 31, 2006	**33,173**	**82,894**	**42,170**	**5,860**	**14,642**	**7,449**
Accumulated depreciation per January 1, 2006	(26,118)	(44,747)	—	(4,613)	(7,904)	—
Exchange rate adjustment	1,110	761	—	196	134	—
Depreciation for the year	(5,071)	(12,429)	—	(896)	(2,195)	—
Accumulated depreciation on disposals for the year	—	1,691	—	—	299	—
Accumulated depreciation per December 31, 2006	**(30,079)**	**(54,724)**	**0**	**(5,313)**	**(9,666)**	**0**
Accumulated impairment loss per December 31, 2006	**0**	**0**	**(42,170)**	**0**	**0**	**(7,449)**
Net book value per December 31, 2006	**3,094**	**28,170**	**0**	**547**	**4,976**	**0**
Net book value of assets under finance leases included above	—	18,623	—	—	3,289	—

Notes to the Financial Statements

8. Property, Plant and Equipment (continued)—Genmab A/S

	Leasehold improvements	Equipment, furniture and fixtures	Fixed assets under construction	Leasehold improvements	Equipment, furniture and fixtures	Fixed assets under construction
	DKK'000	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	USD'000 (Unaudited)
Cost per January 1, 2005	17,409	15,379	42,170	3,075	2,716	7,449
Additions for the year	—	1,400	—	—	247	—
Disposals for the year	—	(1,664)	—	—	(294)	—
Cost per December 31, 2005	**17,409**	**15,115**	**42,170**	**3,075**	**2,669**	**7,449**
Accumulated depreciation per January 1, 2005	(9,813)	(10,255)	—	(1,733)	(1,811)	—
Depreciation for the year	(4,104)	(2,257)	—	(725)	(399)	—
Accumulated depreciation on disposals for the year	—	768	—	—	136	—
Accumulated depreciation per December 31, 2005	**(13,917)**	**(11,744)**	**0**	**(2,458)**	**(2,074)**	**0**
Accumulated impairment loss per December 31, 2005	**0**	**0**	**(42,170)**	**0**	**0**	**(7,449)**
Net book value per December 31, 2005	**3,492**	**3,371**	**0**	**617**	**595**	**0**
Net book value of assets under finance leases included above	—	280	—	—	49	—
Cost per January 1, 2006	17,409	15,115	42,170	3,075	2,669	7,449
Additions for the year	—	1,001	—	—	177	—
Disposals for the year	—	(1,091)	—	—	(193)	—
Cost per December 31, 2006	**17,409**	**15,025**	**42,170**	**3,075**	**2,653**	**7,449**
Accumulated depreciation per January 1, 2006	(13,917)	(11,744)	—	(2,458)	(2,074)	—
Depreciation for the year	(2,439)	(1,396)	—	(431)	(247)	—
Accumulated depreciation on disposals for the year	—	806	—	—	142	—
Accumulated depreciation per December 31, 2006	**(16,356)**	**(12,334)**	**0**	**(2,889)**	**(2,179)**	**0**
Accumulated impairment loss per December 31, 2006	**0**	**0**	**(42,170)**	**0**	**0**	**(7,449)**
Net book value per December 31, 2006	**1,053**	**2,691**	**0**	**186**	**474**	**0**
Net book value of assets under finance leases included above	—	—	—	—	—	—

9. Equity Interests in Subsidiaries—Genmab A/S

Effective from January 1, 2005, the parent company adopted the revised IAS 27, *"Consolidated and Separate Financial Statements"*, which changed the accounting from the equity method to measurement at cost. Genmab A/S holds investments in the following subsidiaries:

Name	Domicile	Ownership and votes
Genmab B.V.	Utrecht, the Netherlands	100%
Genmab, Inc.	New Jersey, USA	100%
Genmab Ltd.	London, United Kingdom	100%

Genmab B.V. was incorporated in the Netherlands in 2000 and focuses on the discovery and development of antibodies. Genmab, Inc. began operations in 2001 and is mainly focused on conducting clinical trials in the US and Canada. Further, Genmab A/S established Genmab Ltd. in the United Kingdom in 2001. During 2006, Genmab Ltd. has changed from a dormant entity to an entity focused on conducting clinical trials in the UK.

10. Other Securities and Equity Interests

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Cost per January 1	10,251	10,251	1,811	1,811	10,251	10,251
Additions for the year	–	–	–	–	–	–
Disposals for the year	(4,205)	–	(743)	–	(4,205)	–
Cost per December 31	**6,046**	**10,251**	**1,068**	**1,811**	**6,046**	**10,251**
Revaluation per January 1	(7,185)	(4,525)	(1,269)	(799)	(7,185)	(4,525)
Revaluation for the year	3,592	(2,660)	634	(470)	3,592	(2,660)
Revaluation per December 31	**(3,593)**	**(7,185)**	**(635)**	**(1,269)**	**(3,593)**	**(7,185)**
Net book value per December 31	**2,453**	**3,066**	**433**	**542**	**2,453**	**3,066**

Other securities and equity interests consist of investments in strategic partners of Genmab. As per December 31, 2006, such investments comprise equity shares in Scancell Ltd. and Paradigm Therapeutics Ltd., both privately held British biotech companies. As no fair value can be determined reliably, both investments are measured at cost, reduced by impairment losses. During 2006, Genmab has sold half of the investment in Scancell Ltd. at original cost price and accordingly an amount equal to the impairment loss of DKK 3,592 thousand recognized in previous years has been recognized as a gain on disposal in the income statement.

11. Other Receivables

Included in other receivables are current and non-current deposits for operational leases. The non-current part of deposits amounts to DKK 619 thousand, of which DKK 109 thousand are included in the balance of other receivables of the parent company. The comparative figures for 2005 were non-current deposits of DKK 514 thousand for the Group of which none related to the parent company.

12. Marketable Securities

The marketable securities consist of DKK denominated notes issued by the Danish government as well as USD denominated notes issued by the US government and mortgage bonds and corporate bonds. All marketable securities are classified as "financial assets at fair value through profit or loss" and are reported at fair value, determined as the year end current bid price. The company has classified all investments as short-term since it has the intent and ability to sell and redeem them within a year.

We consider the credit risk to be immaterial, since only investments with a long term rating of at least A or similar assessment are selectable for our portfolios. Since all securities are traded in established markets, we consider the liquidity risk to be immaterial. Some of the securities in which the company has invested bear interest rate risk, as a change in market derived interest rates may cause the fair value of the investment to fluctuate. The portfolio has an average duration of less than three years and no securities have more than six years, which means that a change in the interest rates of 1% point will cause the fair value of the securities to change by approximately 3%.

Approximately 7% of the portfolio is invested in USD, and accordingly Genmab is exposed to a foreign exchange risk in the short term. The position is used to hedge future expenses in USD, and no financial instruments, such as options or futures contracts, have been entered into to reduce the exposure to short-term changes in foreign currency exchange rates. A 10% change in the USD to DKK exchange rate will cause our USD denominated securities to impact our net financial items by approximately DKK 8 million.

The DKK portfolio has generated a yield of 2.1% to be recognized in 2006, and the USD portfolio generated a corresponding 4.8% yield during the year. In 2005, the figures were 2.7% and 2.5%, respectively.

Please refer to the section on Risk Management in the Directors' Report for additional details.

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Cost per January 1	878,286	749,159	155,136	132,328	878,286	749,159
Additions for the year	2,448,512	1,072,535	432,492	189,447	2,448,512	1,072,535
Disposals for the year	(2,017,381)	(943,408)	(356,340)	(166,639)	(2,017,381)	(943,408)
Cost per December 31	**1,309,417**	**878,286**	**231,288**	**155,136**	**1,309,417**	**878,286**
Adjustment to fair value per January 1	(6,730)	(10,297)	(1,189)	(1,819)	(6,730)	(10,297)
Adjustment to fair value for the year	(7,429)	3,567	(1,312)	630	(7,429)	3,567
Adjustment to fair value per December 31	**(14,159)**	**(6,730)**	**(2,501)**	**(1,189)**	**(14,159)**	**(6,730)**
Net book value per December 31	**1,295,258**	**871,556**	**228,787**	**153,947**	**1,295,258**	**871,556**

12. Marketable Securities (continued)

Specification of the portfolio per December 31:

	Genmab Group and Parent Company							
	Cost 2006	Cost 2006	Market Value 2006	Market Value 2006	Cost 2005	Cost 2005	Market Value 2005	Market Value 2005
	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)
Kingdom of Denmark bonds	644,912	113,914	636,329	112,398	403,125	71,206	395,457	69,851
Other Danish securities	575,738	101,695	574,057	101,398	348,809	61,612	347,611	61,401
	1,220,650	**215,609**	**1,210,386**	**213,796**	**751,934**	**132,818**	**743,068**	**131,252**
US Government and Federal Agency Notes	46,872	8,279	45,541	8,044	54,262	9,585	55,777	9,852
US Corporate Notes	41,895	7,400	39,331	6,947	72,090	12,733	72,711	12,843
	88,767	**15,679**	**84,872**	**14,991**	**126,352**	**22,318**	**128,488**	**22,695**
Total portfolio	**1,309,417**	**231,288**	**1,295,258**	**228,787**	**878,286**	**155,136**	**871,556**	**153,947**

Scheduled maturities/repricing per December 31:

	Genmab Group and Parent Company							
	Cost 2006	Cost 2006	Market Value 2006	Market Value 2006	Cost 2005	Cost 2005	Market Value 2005	Market Value 2005
	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)	DKK'000	USD'000 (Unaudited)
Maturity or repricing within one year	527,210	93,124	524,740	92,687	218,107	38,525	219,769	38,819
Maturity above one year	782,207	138,164	770,518	136,100	660,179	116,611	651,787	115,128
Total portfolio	**1,309,417**	**231,288**	**1,295,258**	**228,787**	**878,286**	**155,136**	**871,556**	**153,947**

Notes to the Financial Statements

13. Deferred Income

Deferred income reflects payments received which will be recognized as revenues over the future financial years. The entire balance of deferred income as per December 31, 2006 is classified as current compared to December 31, 2005, where the non-current part of deferred income was estimated to DKK 71,177 thousand.

14. Warrants

Warrant Scheme

Genmab A/S has established warrant schemes as an incentive for all company employees, including those in our subsidiaries, members of the Board of Directors and members of the executive management as well as certain external consultants with a long-term relationship with us.

Warrants are granted by our Board of Directors in accordance with authorizations given to it by the company's shareholders. Warrant grants are determined by our Board of Directors on a merit basis and upon recommendations of the Compensation Committee. To date, all employees have been granted warrants in connection with their employment. The most recent warrant scheme was adopted by the Board of Directors in August 2004.

Under the terms of the recent warrant schemes, warrants are granted at an exercise price equal to the share price on the grant date. According to the company's Articles of Association, the exercise price cannot be fixed at a lower price than the market price at the grant date.

The warrant schemes contain anti-dilution provisions if changes occur in the company's share capital prior to the warrants being exercised.

Warrants Granted From August 2004

Under the most recent warrant scheme, effective from August 2004, warrants can be exercised from one year after the grant date. The warrant holder may as a general rule only exercise 25% of the warrants granted per full year of employment or affiliation with Genmab after the grant date. However, the warrant holder will be entitled to exercise all warrants in instances where the employment or consultancy relationship is terminated by the company without the warrant holder providing a good reason to do so. All warrants lapse at the tenth anniversary of the grant date.

Warrants Granted Prior to August 2004

Half of the warrants granted under the preceding warrant schemes can be exercised one year after the grant date with the other half exercisable two years after the grant date. The exercise period lasts for three years from the date when a warrant first becomes exercisable. If the warrants are not exercised within these periods, they lapse.

The exercise of warrants is not conditional upon continued employment or affiliation with Genmab. However, upon the conclusion of employment or affiliation, the holder is obligated to offer to sell a specified percentage of shares issued back to the company. The sell back clause is not applicable in the event of termination as a result of the company's breach of the employment or affiliation contract. The sell back clause defines the percentage of shares that the holder is required to offer to sell back to the company. The repurchase price to be paid for the shares by the company in these instances is the warrant holder's original exercise price.

Warrant Activity

As of December 31, 2006, the Board of Directors has been authorized to grant a total of 9,721,263 warrants since the company's inception.

The following schedule specifies the warrant grants. The classification of warrant holders has been updated to reflect the current status of the individual warrant holders; i.e., if a non-employee consultant has been granted warrants and subsequently becomes employed by the company, such person will be included in the "employees" category. As a result, the updated totals of the individual groups may differ from information disclosed in previously issued financial statements.

14. Warrants (continued)

	Genmab Group and Parent Company					
	Number of warrants granted to employees	Number of warrants granted to the Board of Directors	Number of warrants granted to non-employee consultants	Total outstanding warrants	Weighted average exercise price	Weighted average exercise price
					DKK	USD (Unaudited)
Outstanding at December 31, 2004	**3,096,546**	**747,000**	**187,500**	**4,031,046**	**107.28**	**18.95**
Granted April 20, 2005	67,500	–	–	67,500	116.00	20.49
Granted June 7, 2005	304,000	261,000	–	565,000	114.00	20.14
Granted August 10, 2005	303,000	–	4,000	307,000	101.00	17.84
Granted September 21, 2005	7,250	–	–	7,250	115.00	20.31
Granted December 1, 2005	23,250	–	–	23,250	130.00	22.96
Exercised in February 2005	(149,491)	(82,500)	(41,500)	(273,491)	48.07	8.49
Exercised in March 2005	(4,550)	–	(25,000)	(29,550)	55.70	9.84
Exercised in May 2005	(116,912)	(147,500)	(10,000)	(274,412)	56.73	10.02
Exercised in June 2005	(135,400)	(25,000)	(51,000)	(211,400)	59.36	10.49
Exercised in August 2005	(6,850)	–	(15,000)	(21,850)	51.67	9.13
Exercised in November 2005	(31,875)	(500)	–	(32,375)	53.68	9.48
Exercised in December 2005	(11,650)	–	(2,500)	(14,150)	101.22	17.88
Expired in 2005	(711,326)	(35,000)	(27,500)	(773,826)	169.02	29.85
Outstanding at December 31, 2005	**2,633,492**	**717,500**	**19,000**	**3,369,992**	**107.23**	**18.94**
Granted March 2, 2006	148,375	–	–	148,375	184.00	32.50
Granted April 25, 2006	54,500	–	–	54,500	210.50	37.18
Granted June 21, 2006	314,000	290,000	–	604,000	173.00	30.56
Granted September 19, 2006	146,550	–	–	146,550	224.00	39.57
Granted December 13, 2006	80,500	–	–	80,500	330.00	58.29
Exercised in March 2006	(336,167)	–	(2,500)	(338,667)	105.51	18.64
Exercised in May 2006	(219,148)	(1,500)	(7,000)	(227,648)	126.63	22.37
Exercised in July 2006	(45,874)	–	–	(45,874)	137.58	24.30
Exercised in September 2006	(91,587)	(8,000)	–	(99,587)	90.57	16.00
Exercised in November 2006	(77,981)	–	–	(77,981)	129.71	22.91
Exercised in December 2006	–	–	(500)	(500)	116.00	20.49
Expired in 2006	(284,850)	(37,500)	–	(322,350)	166.63	29.43
Outstanding at December 31, 2006	**2,321,810**	**960,500**	**9,000**	**3,291,310**	**127.75**	**22.57**

Notes to the Financial Statements

14. Warrants (continued)

Weighted Average Exercise Price

The following table summarizes the weighted average exercise price of outstanding warrants to DKK 127.75.

For warrants exercisable at year end, the weighted average exercise price is DKK 90.87. The table also shows the value of outstanding warrants at year end.

Exercise price	Exercise price	Warrants exercisable from	Number of warrants outstanding	Weighted average remaining contractual life (in years)	Value of outstanding warrants at year end	Value of outstanding warrants at year end	Number of warrants exercisable
DKK	USD (Unaudited)				DKK	USD (Unaudited)	
Preceding Warrant Scheme							
33.70	5.95	September 26, 2003	147,494	0.74	347.23	61.33	147,494
37.00	6.54	June 25, 2004	84,420	1.33	344.80	60.90	84,420
51.50	9.10	December 4, 2004	625	1.93	332.08	58.66	625
59.00	10.42	November 11, 2004	17,000	3.07	327.58	57.86	17,000
62.50	11.04	October 10, 2004	43,100	1.41	320.74	56.65	43,100
86.00	15.19	April 1, 2005	54,581	1.88	300.10	53.01	54,581
139.50	24.64	June 28, 2003	71,000	0.49	243.10	42.94	71,000
183.00	32.32	March 20, 2003	9,375	0.22	198.71	35.10	9,375
190.00	33.56	February 15, 2003	40,425	0.13	191.18	33.77	40,425
196.00	34.62	March 7, 2003	37,500	0.18	185.22	32.72	37,500
Current Warrant Scheme							
86.00	15.19	August 3, 2005	709,787	7.59	320.14	56.55	344,512
89.50	15.81	September 22, 2005	30,950	7.73	318.58	56.27	14,163
97.00	17.13	December 1, 2005	64,937	7.92	314.75	55.60	24,062
101.00	17.84	August 10, 2006	296,128	8.61	315.01	55.64	65,878
114.00	20.14	June 7, 2006	560,501	8.43	307.37	54.29	136,751
115.00	20.31	September 21, 2006	6,000	8.72	308.28	54.45	563
116.00	20.49	April 20, 2006	60,312	8.30	305.95	54.04	9,687
130.00	22.96	December 1, 2006	23,250	8.92	301.56	53.27	5,813
173.00	30.56	June 21, 2007	604,000	9.47	285.66	50.46	–
184.00	32.50	March 2, 2007	148,375	9.16	279.16	49.31	–
210.50	37.18	April 25, 2007	54,500	9.31	270.07	47.70	–
224.00	39.57	September 19, 2007	146,550	9.72	268.22	47.38	–
330.00	58.29	December 13, 2007	80,500	9.95	237.62	41.97	–
127.75	**22.57**		**3,291,310**	**7.44**	**300.07**	**53.00**	**1,106,949**

14. Warrants (continued)

Compensation Expenses Relating to Warrants

The company accounts for stock-based compensation by recognizing compensation expenses related to warrants granted to employees, board members and non-employee consultants in the income statement. Such compensation expenses represent calculated values of warrants granted and do not represent actual cash expenditures.

For warrants granted after November 7, 2002, the company applies IFRS 2, *"Share-based Payment"*, according to which the fair value of the warrants at grant date is recognized as an expense in the income statement over the vesting period. A corresponding amount is recognized in a separate reserve under equity.

Compensation expenses under IFRS 2 totalled DKK 39,200 thousand in 2006 compared to DKK 23,839 thousand in 2005. IFRS 2 compensation expenses in the separate financial statements of the parent company were DKK 28,844 thousand in 2006 and DKK 16,523 thousand in 2005.

Warrants granted prior to November 7, 2002 are not comprised by IFRS 2. The company accounts for such warrants by use of the intrinsic value method for employees and the Board of Directors and the fair value method for non-employee consultants. No expenses have been recognized in the income statement in 2006 or 2005 for warrants granted prior to November 2002.

The fair value of each warrant grant is calculated using the Black-Scholes pricing model with the following assumptions:

	2006	2005
Expected dividend yield	0%	0%
Expected stock price volatility	43%	32%
Risk-free interest rate	3.75%	3.05%
Expected life of warrants—preceding warrant scheme	4 years	4 years
Expected life of warrants—current warrant scheme	6 years	6 years

The expected stock price volatility has been determined as the historical volatility of the company's stock price for the latest 12 months prior to the balance sheet date. The risk-free interest rate is determined as the interest rate on Danish government bonds (bullet issues) with a maturity of 5 years.

15. Internal Shareholders

	December 31, 2005	Acquired	Sold	December 31, 2006
Number of ordinary shares owned				
Board of Directors				
Lisa N. Drakeman	511,040	—	—	511,040
Ernst Schweizer	195,340	1,500	(34,500)	162,340
Irwin Lerner	50,000	—	—	50,000
Michael Widmer	—	—	—	—
Karsten Havkrog Pedersen	—	—	—	—
Anders Gersel Pedersen	—	8,000	(8,000)	—
	756,380	**9,500**	**(42,500)**	**723,380**
Management				
Lisa N. Drakeman, see above	—	—	—	—
Jan van de Winkel	210,000	20,000	—	230,000
Claus Juan Møller-San Pedro	331,635	—	—	331,635
Bo Kruse	26,400	500	—	26,900
	568,035	**20,500**	**—**	**588,535**
Total	**1,324,415**	**30,000**	**(42,500)**	**1,311,915**

Notes to the Financial Statements

15. Internal Shareholders (continued)

	December 31, 2005	Granted	Exercised	Expired	December 31, 2006
Number of warrants held					
Board of Directors					
Lisa N. Drakeman	405,000	200,000	–	–	605,000
Ernst Schweizer	112,500	15,000	(1,500)	–	126,000
Irwin Lerner	20,000	15,000	–	–	35,000
Michael Widmer	90,000	30,000	–	(25,000)	95,000
Karsten Havkrog Pedersen	45,000	15,000	–	(12,500)	47,500
Anders Gersel Pedersen	45,000	15,000	(8,000)	–	52,000
	717,500	**290,000**	**(9,500)**	**(37,500)**	**960,500**
Management					
Lisa N. Drakeman, see above	–	–	–	–	–
Jan van de Winkel	190,000	100,000	–	–	290,000
Claus Juan Møller-San Pedro	190,000	100,000	–	–	290,000
Bo Kruse	113,000	75,000	(500)	–	187,500
	493,000	**275,000**	**(500)**	**–**	**767,500**
Total	**1,210,500**	**565,000**	**(10,000)**	**(37,500)**	**1,728,000**

After year end, Irwin Lerner has resigned from Genmab's Board of Directors in the light of his recently expanded responsibilities as Interim President and Chief Executive Officer of Medarex, Inc.

16. Related Party Disclosures

Medarex, Inc. and GenPharm International, Inc.

Medarex is considered a related party due to relationships between members of management in Medarex and Genmab. On December 31, 2006, Medarex, Inc. owned approximately 18.5% of the outstanding shares of the company through its wholly owned subsidiary, GenPharm International, Inc.

During 1999 and 2000, Medarex granted 16 fully paid-up exclusive licenses to the company to use its HuMAb-Mouse® and to produce human monoclonal antibodies for 16 antigens to be specified by Genmab. Furthermore, Genmab was granted the right to access the TC Mouse™ technology on commercial terms and received a non-exclusive license to use the HuMAb technology to produce human monoclonal antibodies for an unlimited number of antigens, subject to availability and the payment of fees, milestones and royalties.

In 2000, Genmab entered into the Genomics Agreement with Medarex, pursuant to which Genmab received the exclusive rights to market the transgenic mouse technologies for certain multi-target (five or more targets) European genomics partnerships. Genmab's territory included companies with European headquarters that had either developed or gained access to genomics or other novel targets. In exchange for the rights granted to Genmab by Medarex, the company issued shares at a value equalling USD 2 million to Medarex through GenPharm at the inception of the agreement and Genmab has paid Medarex USD 2 million per year in cash or in shares for 4 years from 2001 to 2004. The Genomics Agreement had an initial term of five years with a right exercisable by Genmab to extend the term for further two years. Based on available targets discovered to date,

16. Related Party Disclosures (continued)

Genmab believes that the potential for multi-target alliances has been addressed during the initial term of the agreement, and the agreement has not been renewed. As a result, the agreement expired in August 2005. The rights of the parties with respect to any third party genomics partnerships in effect or under active negotiation at the time of expiration of the Genmab/Medarex collaboration will continue without regard to such expiration.

In June 2001, Genmab and Medarex entered into a collaboration agreement to develop HuMax-Inflam. Under the agreement, the parties will share the costs associated with the pre-clinical and clinical development of the product and will share the commercialization rights and royalties. In 2006, this collaboration led to net expenses of DKK 800 thousand compared to net expenses of DKK 225 thousand in 2005.

The company has acquired licenses from Medarex at an amount totalling DKK 6,019 thousand in 2006. In 2005, the total payments including milestones amounted to DKK 22,685 thousand.

As per December 31, 2006, the company had a balance payable to Medarex of DKK 3,555 thousand. As per end of 2005, the company had no unsettled balances with Medarex.

IPC-Services A/S (previously IPC-Nordic A/S)

IPC-Services (previously IPC-Nordic) is considered a related party, as the company is controlled by a member of management of Genmab. In 2005, Genmab purchased drug supply distribution services from IPC-Nordic and IPC-Services and paid total fees of DKK 55 thousand. We have not acquired services from IPC-Nordic or IPC-Services in 2006 and had no balances outstanding with these companies as per December 31, 2006 or per December 31, 2005.

Genmab B.V.

Genmab B.V. is a 100% owned subsidiary of Genmab A/S and included in the consolidated financial statements. Genmab B.V. performs research and development activities on behalf of the parent company. The fees paid by Genmab A/S for such services have been determined following an arms length principle and the total fees for 2006 were DKK 111,822 thousand compared to DKK 93,237 thousand for 2005. The employees of Genmab B.V. participate in the Group's warrant programs. For 2006, warrant compensation expenses under IFRS 2 totalling DKK 6,981 thousand have been invoiced from the parent company to Genmab B.V. compared to DKK 5,190 thousand for 2005. Further, Genmab A/S has entered into a sublease arrangement with Genmab B.V. with respect to laboratory equipment. The total payments received by the parent company under such leases during 2006 were DKK 6,715 thousand compared to DKK 6,373 thousand during 2005. Finally, Genmab B.V. is financed through loans from the parent company generating interest income of DKK 1,064 thousand for 2006 compared to DKK 790 thousand for 2005. As per December 31, 2006, Genmab A/S had receivables under the lease arrangements totalling DKK 18,206 and other payables of DKK 1,575 thousand compared to lease receivables of DKK 20,341 thousand and other receivables of DKK 3,100 thousand as per December 31, 2005. All transactions and balances between the companies have been eliminated in the consolidated financial statements of the Genmab Group.

Genmab, Inc.

Genmab, Inc. is a 100% owned subsidiary of Genmab A/S and included in the consolidated financial statements. Genmab, Inc. performs clinical trial activities on behalf of the parent company. The fees paid by Genmab A/S for such services have been determined following an arms length principle and the total fees for 2006 were DKK 57,611 thousand compared to DKK 48,123 thousand for 2005. The employees of Genmab, Inc. participate in the Group's warrant programs. For 2006, warrant compensation expenses under IFRS 2 totalling DKK 3,083 thousand have been invoiced from the parent company to Genmab, Inc. compared to DKK 2,126 thousand for 2005. Genmab, Inc. is financed through loans from the parent company generating interest income of DKK 55 thousand for 2006 compared to DKK 37 thousand for 2005. As per December 31, 2006, Genmab A/S had a balance payable to Genmab, Inc. of DKK 4,001 thousand compared to DKK 2,658 thousand as per December 31, 2005. All transactions and balances between the companies have been eliminated in the consolidated financial statements of the Genmab Group.

Notes to the Financial Statements

16. Related Party Disclosures (continued)

Genmab Ltd.

Genmab Ltd. is a 100% owned subsidiary of Genmab A/S and included in the consolidated financial statements. Genmab Ltd. began operations in 2006 and performs clinical trial activities on behalf of the parent company. The fees paid by Genmab A/S for such services have been determined following an arms length principle and the total fees for 2006 were DKK 2,504 thousand. The employees of Genmab Ltd. participate in the Group's warrant programs. For 2006 warrant compensation expenses under IFRS 2 totalling DKK 293 thousand have been invoiced from the parent company to Genmab Ltd. Genmab Ltd. is financed through loans from the parent company generating interest income of DKK 64 thousand for 2006. As per December 31, 2006, Genmab A/S had a balance payable to Genmab Ltd. of DKK 519 thousand. No transactions or balances were recorded between Genmab A/S and Genmab Ltd. during 2005. All transactions and balances between the companies have been eliminated in the consolidated financial statements of the Genmab Group.

The Company's Board of Directors and its Officers

One member of the Board of Directors has rendered additional services to the company during the year for which he has received consultancy fees totalling DKK 1,060 thousand compared to DKK 4,748 thousand in 2005.

No other significant transactions have taken place with the Board of Directors or the company's officers, except for transactions in the normal course of business, which have been disclosed in the financial statements.

Other Parties

The company has entered into collaboration agreements with or acquired minor equity positions in several companies that are not considered related parties, as the current accounting policies define related parties as one party who controls or exercises significant influence over the other party or the parties being under common control.

17. Commitments

Guarantees and Collaterals

The Group has established a bank guarantee of DKK 3,054 thousand towards a lessor of an office building. In the separate financial statements of the parent company, no such guarantees have been established.

Operating Leases

The Group has entered into operating lease agreements with respect to office space, cars and office equipment. The leases are non-cancelable for various periods up to 2010. The total commitments under operating leases of cars and office equipment amounts to DKK 4,186 thousand, of which DKK 3,336 thousand relates to the parent company.

Future minimum payments under the office leases as of December 31 are as follows:

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Payment due in						
2006	–	15,013	–	2,652	–	3,634
2007	17,729	9,100	3,132	1,607	4,071	–
2008	14,222	9,100	2,512	1,607	455	–
2009	13,774	9,100	2,433	1,607	–	–
2010	13,749	9,100	2,428	1,607	–	–
2011	4,341	–	–	–	–	–
Thereafter	–	–	–	–	–	–
Total	**63,815**	**51,413**	**10,505**	**9,080**	**4,526**	**3,634**

17. Commitments (continued)

Finance Leases

The company and the Group have entered into finance lease contracts, primarily with respect to laboratory equipment. The majority of the finance lease contracts in the Dutch subsidiary have been entered through Genmab A/S in order to take advantage of the financial strength of the parent company by obtaining lower prices. This arrangement is neutral to the parent company, as all terms and conditions of the lease agreement are passed on to the subsidiary on the same terms as from the external lessor. As a result, Genmab A/S has lease receivables from the subsidiary totaling DKK 18,206 thousand, which are included in the net receivable from subsidiaries in the balance sheet of the parent company. Due to the nature of the lease arrangement, including immateriality and neutrality, management does not consider the parent company to be a finance lessor for accounting purposes. Accordingly, the disclosure requirements for finance lease receivables have not been completely fulfilled for the parent company. The lease liability regarding these contracts has been recognized in the balance sheet and covers various periods up to 2011. The average effective interest rate in the parent company's and the Group's lease arrangements is approximately 3.6%.

Future minimum lease payments under such finance leases and the net present value are as follows:

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Minimum lease payments						
Within 1 year	7,547	9,322	1,333	1,647	7,547	6,558
From 1 to 5 years	11,695	15,234	2,066	2,691	11,695	15,234
	19,242	24,556	3,399	4,338	19,242	21,792
Future finance charges	(877)	(1,331)	(155)	(235)	(877)	(1,274)
Total	**18,365**	**23,225**	**3,244**	**4,103**	**18,365**	**20,518**
Net present value of future payments						
Within 1 year	7,440	9,171	1,314	1,620	7,440	6,464
From 1 to 5 years	10,925	14,054	1,930	2,483	10,925	14,054
Total	**18,365**	**23,225**	**3,244**	**4,103**	**18,365**	**20,518**

In addition to the finance leases included in the table above, the Group and the parent company have acquired laboratory equipment totaling DKK 362 thousand in a lease tranche starting on January 1, 2007.

At the end of 2006, all finance lease commitments recorded in the separate financial statements of the parent company are fully reflected in subleases entered into with the subsidiary Genmab B.V. Accordingly, the minimum lease payments and the net present value of such future payments are fully set-off by the receivable of DKK 18,206 thousand included in receivables from subsidiaries.

17. Commitments (continued)

Other Purchase Obligations

The company and the Group have entered into a number of agreements which are mainly within the area of manufacturing services related to the research and development activities. Under the current development plans, the contractual obligations will lead to the following future payments:

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Payment due in						
2006	—	111,119	—	19,627	—	108,900
2007	127,739	14,100	22,563	2,491	126,300	14,100
2008	20,700	6,300	3,656	1,113	20,700	6,300
2009	7,900	2,600	1,395	459	7,900	2,600
2010	1,200	390	212	69	1,200	390
Thereafter	—	176	—	31	—	176
Total	**157,539**	**134,685**	**27,826**	**23,790**	**156,100**	**132,466**

License Agreements

The company is a party to a number of license agreements which require the company to pay royalties if and when the company commercializes products utilizing the licensed technology.

18. Contingent Assets and Contingent Liabilities

We may be entitled to potential milestone payments and royalties on successful commercialization of products developed under license and collaboration agreements with our partners. Since the size and timing of such payments is uncertain, the agreements may qualify as contingent assets. However, it is not possible to measure the value of such contingent assets, and, accordingly, no such assets have been recognized.

As part of the license and collaboration agreements that the company has entered into, once a product is developed and commercialization is carried out, milestone and royalty payments will be required. It is not possible to measure the value of such future payments, but the company expects to generate future income from such products which will exceed any milestone and royalty payments.

19. Fees to Auditors Appointed at the Annual General Meeting

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
PricewaterhouseCoopers						
Audit	1,109	1,195	196	211	640	750
Other services	1,016	2,055	179	363	568	1,235
Total fees	**2,125**	**3,250**	**375**	**574**	**1,208**	**1,985**

20. Reconciliation from IFRS to US GAAP

The financial statements of the Group and the parent company are prepared in accordance with IFRS, which differ in certain aspects from US GAAP. For convenience of the reader, we have provided a reconciliation of the net result under IFRS to the corresponding net result under US GAAP. US GAAP has additional disclosure requirements with respect to some of the areas included in the reconciliation, but such disclosures have not been included in this note.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, *"Reporting Comprehensive Income"*, establishes US GAAP for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income, which is a component of shareholders' equity, includes all unrealized gains and losses (including exchange rate gains and losses) on debt and equity securities classified as "Available-for-sale." Such securities would be classified as marketable securities in the financial statements under US GAAP and such unrealized gains and losses would be included in a separate statement in order to determine comprehensive income.

In accordance with IFRS, Genmab classifies such securities as financial assets at fair value through profit or loss. Unrealized gains and losses (including exchange rate adjustments) are included in the income statement as financial items and in shareholders' equity as part of the accumulated deficit.

Warrant Compensation Expenses

Under IFRS, the fair value of warrants granted is recognized as an expense in the income statement with a corresponding entry in shareholders' equity. SFAS No. 123R, *"Share-Based Payment (revised)"* includes similar requirements. Adoption of SFAS No. 123R as of January 1, 2006, using the modified prospective application method, led to differences between IFRS and US GAAP, as SFAS No. 123R comprises portions of prior years' warrant grants not fully vested, which are not comprised by IFRS 2.

Accounting for Investments in Subsidiaries

Effective from January 1, 2005, IFRS does not allow the application of the equity method in accounting for investments in subsidiaries in the separate financial statements of the parent company. The revised IAS 27 prescribes measurement at cost or at fair value. Genmab A/S measures the investments in subsidiaries at cost. US GAAP prescribes the use of the equity method, which results in differences between IFRS and US GAAP in the separate financial statements of the parent company.

Notes to the Financial Statements

20. Reconciliation from IFRS to US GAAP (continued)

Application of US GAAP would have affected net loss for the periods ended December 31, 2006 and 2005 to the extent described below.

	Genmab Group		Genmab Group		Parent Company	
	2006	2005	2006	2005	2006	2005
	DKK'000	DKK'000	USD'000 (Unaudited)	USD'000 (Unaudited)	DKK'000	DKK'000
Net loss according to IFRS	**(438,236)**	**(393,590)**	**(77,409)**	**(69,523)**	**(434,907)**	**(386,558)**
Revaluation of marketable securities concerning measurement to market value	1,218	6,040	215	1,067	1,218	6,040
Reversed unrealized exchange rate (gain)/loss on marketable securities	6,353	(10,195)	1,122	(1,801)	6,353	(10,195)
Reversed warrant compensation expenses	39,200	23,839	6,924	4,211	28,844	16,523
US GAAP warrant compensation expenses	(39,883)	–	(7,045)	–	(29,261)	–
Result in subsidiaries under equity method	–	–	–	–	(3,595)	(7,032)
Net loss according to US GAAP	**(431,348)**	**(373,906)**	**(76,193)**	**(66,046)**	**(431,348)**	**(381,222)**
Weighted average number of ordinary shares outstanding during the period–basic and diluted	38,926,758	31,254,973	38,926,758	31,254,973	38,926,758	31,254,973
Basic and diluted net loss per share according to US GAAP	(11.08)	(11.96)	(1.96)	(2.11)	(11.08)	(12.20)
Net loss according to US GAAP	**(431,348)**	**(373,906)**	**(76,193)**	**(66,046)**	**(431,348)**	**(381,222)**
Other Comprehensive income:						
Unrealized gain/(loss) from marketable securities	(1,218)	(6,040)	(215)	(1,067)	(1,218)	(6,040)
Adjustment of foreign currency fluctuations in subsidiaries	(593)	498	(105)	88	(593)	498
Unrealized exchange rate gain/(loss) on marketable securities	(6,353)	10,195	(1,122)	1,801	(6,353)	10,195
Comprehensive income	**(439,512)**	**(369,253)**	**(77,635)**	**(65,224)**	**(439,512)**	**(376,569)**

2006 Copenhagen Stock Exchange Releases

Jan. 3 Genmab's HuMax-EGFr Awarded Fast Track Status from FDA

Jan. 12 Genmab Announces Private Placement Memorandum in Connection with a Private Placement

Jan. 27 Genmab Announces the Placing of its Private Placement

Jan. 27 Genmab Announces Over-Allotment Option Fully Exercised

Jan. 31 Genmab's Financial Calendar for 2006

Feb. 13 Genmab Licenses Angiogenesis Targets from Bionomics

Feb. 16 Genmab Announces Year End 2005 Financial Results

Feb. 27 Genmab Reaches First Milestone in HuMax-TAC Agreement with Serono

Mar. 3 Clarification of Stock Exchange Notice No. 10 of March 2, 2006

Mar. 8 77% Achieve ACR20 with Genmab's HuMax-CD20 in Rheumatoid Arthritis Study

Mar. 10 Genmab Announces Update on AMG 714 Program with Amgen

Mar. 21 Genmab Reports ACR50 and ACR70 Results in HuMax-CD20 Study to Treat RA

Apr. 5 Genmab A/S Summons Annual General Meeting

Apr. 6 Annual Report 2005

Apr. 25 Passing of Genmab A/S' Annual General Meeting

Apr. 25 Constitution of the Board of Directors in Genmab and Grant of Warrants to Employees

May 2 Genmab Announces 2006 First Quarter Results

May 16 AMG 714 Data to be Presented at EULAR Conference

May 23 Genmab Initiates HuMax-CD20 CLL Pivotal Study

Jun. 8 HuMax-CD38 Shows Unique Property in Pre-clinical Studies

Jun. 22 AMG 714 Phase II Results Presented at EULAR Conference

Jun. 22 Corrected AMG 714 Phase II Results

Jul. 10 Genmab Initiates HuMax-CD20 Pivotal Study in NHL

Aug. 22 Genmab Announces 2006 First Half Year Results

Sep. 14 Genmab Initiates HuMax-EGFr Pivotal Study in Refractory Head and Neck Cancer

Sep. 22 Genmab Completes Accrual in HuMax-CD20 Phase II RA Study

Oct. 18 Genmab Hosts Research, Development and Business Update

Oct. 24 Genmab Initiates Combination Study of HuMax-EGFr with Chemo-Radiation

Oct. 31 Genmab Announces Results for the First Nine Months of 2006

Nov. 8 Roche Presents Positive Pre-clinical Data on Genmab Antibody

Nov. 20 Genmab Licenses MIF Receptor Target from Cytokine PharmaSciences

Dec. 5 Genmab Announces Positive Interim Data for the HuMax-CD20 Phase II RA Study

Dec. 10 Genmab Announces Early Results of Ongoing HuMax-CD4 Trials

Dec. 11 Genmab Initiates HuMax-CD20 Front Line CLL Study

Dec. 11 Genmab Announces Additional Positive Results in HuMax-CD20 CLL Phase I/II Study

Dec. 13 Genmab Announces HuMax-ZP3 Cancer Program

Dec. 19 GlaxoSmithKline and Genmab Enter Global Agreement for HuMax-CD20

Dec. 19 Announcement of Additional Details Concerning the Issue of Shares to GlaxoSmithKline

REPORT PURSUANT TO SECTION 28A OF THE DANISH SECURITIES TRADING ACT AND EMPLOYEE WARRANT RELEASES

Report Pursuant to Section 28a of the Danish Securities Trading Act
May 24, May 30, Jun. 8, Aug. 25, Sep. 8, Sep. 20

Capital Increase in Genmab as a Result of Employee Warrant Exercise
Mar. 2, May 30, Jul. 28, Sep. 20, Nov. 3, Dec. 4

Grant of Warrants in Genmab A/S
Mar. 2, Jun. 21, Jun. 21, Jun. 22, Sep. 20, Dec. 13

The full texts of all our stock exchange releases are available through the company's website, ***www.genmab.com****. Interested parties are invited to subscribe to Genmab's News Alerts Mailing List through the website to receive e-mail notifications on the day news is released.*

Investor Relations

As a public company listed on the Copenhagen Stock Exchange (CSE) portion of the Nordic Exchange (OMX), Genmab has a responsibility to maintain effective communication with the financial community. Genmab's Investor & Public Relations department works with dedication to meet this responsibility by employing high standards for external communications.

Our investor relations strategy is to maintain transparency and accessibility into the company's progress by providing a high level of information about Genmab to investors. We accomplish this by following the disclosure rules of the CSE and releasing all stock price relevant information via a stock exchange notice in the form of a press release.

Information which is not price relevant, but still of interest is communicated using the CSE's InvestorService release channel. Genmab further distributes company news through publication on our website and circulation to our mailing list of international investors, analysts, journalists and other contacts. Genmab also regularly holds conference calls and webcasts and attends investor meetings and industry conferences to communicate company news to investors.

This broad dissemination of company information is an important service to the investment community which provides investors with the opportunity to more correctly assess Genmab's potential and evaluate investment opportunities.

Corporate Information

Bankers
Amagerbanken
Amagerbrogade 25
DK-2300 Copenhagen S

Danske Bank
Holmens Kanal 2-12
DK-1092 Copenhagen K

Merrill Lynch & Co., Inc.
4 World Financial Center
240 Vesey Street
New York, NY 10080 USA

Legal Counsel
Satterlee Stephens
Burke & Burke
230 Park Avenue
New York, NY 10169 USA

Kromann Reumert
Sundkrogsgade 5
DK-2100 Copenhagen Ø

Independent Auditors
PricewaterhouseCoopers
Strandvejen 44
DK-2900 Hellerup

Annual Report
Copies of this Annual Report in both English and Danish are available without charge upon request.

Annual General Meeting
The Annual General Meeting of Genmab will be held on April 19, 2007, at 2:00 p.m. local time at:

Radisson SAS Royal Hotel
Copenhagen
Hammerichsgade 1
DK-1611 Copenhagen V

Board of Directors

Name, Degree and Age	Term Expires	Position	Committee Membership
Michael B. Widmer, Ph.D. (59)	2008	Chairman of the Board	Compensation Committee, Audit Committee
Lisa N. Drakeman, Ph.D. (53)	*	Board member, President and CEO	
Ernst H. Schweizer, Ph.D. (77)	2009	Board member	
Karsten Havkrog Pedersen, Attorney-at-Law (57)	2008	Board member	Audit Committee, Nominating and Corporate Governance Committee
Anders Gersel Pedersen, M.D., Ph.D. (55)	2007	Deputy Chairman of the Board	Compensation Committee, Nominating and Corporate Governance Committee

The business address for the members of the Board of Directors is c/o Genmab A/S, Toldbodgade 33, DK-1253 Copenhagen K, Denmark.

*Dr. Lisa N. Drakeman is appointed as a member of our Board of Directors pursuant to Genmab's Articles of Association, which provide that she shall remain a Director as long as she remains our Chief Executive Officer.

Except for the historical information presented herein, matters discussed in this Annual Report are forward-looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to update statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

Genmab; the Y-shaped Genmab logo®; HuMax®; HuMax-CD4®; HuMax-EGFr™; HuMax-Inflam™; HuMax-CD20®; HuMax-TAC™; HuMax-HepC™; HuMax-CD38™; HuMax-ZP3™ and UniBody™ are all trademarks of Genmab A/S; HuMAb-Mouse®, UltiMAb® and UltiMAb Human Antibody Development System® are trademarks of Medarex, Inc.; TC Mouse™ is a trademark of Kirin Brewery Co., Ltd. Bexxar®, Arranon™ and Atriance™ are all trademarks of GlaxoSmithKline.

Board of Directors and Executive Officers

        

MICHAEL B. WIDMER, PH.D.—American
Board Chairman
Dr. Widmer is Chairman of our Board of Directors and has been a member of our Board since March 2002. Dr. Widmer is the former Vice President and Director of Biological Sciences of Immunex Corporation in Seattle. Prior to joining Immunex in 1984, he was an assistant professor in Laboratory Medicine and Pathology at the University of Minnesota. He is a former Scholar of the Leukemia Society of America. His research has centered on regulation of the immune and inflammatory response. He has authored over 100 scientific publications. During his tenure at Immunex, Dr. Widmer pioneered the use of cytokine antagonists, particularly soluble cytokine receptors, as pharmacologic regulators of inflammation. He was instrumental in the development of Enbrel, a soluble receptor for TNF marketed by Amgen and Wyeth Ayerst for the treatment of rheumatoid arthritis. He received a Ph.D. in genetics from the University of Wisconsin in 1976 and completed a postdoctoral fellowship in Immunology at the Swiss Institute for Experimental Cancer Research in Lausanne, Switzerland.

ANDERS GERSEL PEDERSEN, M.D., PH.D.—Danish
Deputy Chairman
Dr. Pedersen has been a member of our Board since November 2003. Dr. Pedersen is Senior Vice President, Development at H. Lundbeck A/S. Following his degree in medicine and Research Fellow positions at Copenhagen hospitals, Dr. Pedersen worked for Eli Lilly for eleven years; ten of these as a director overseeing worldwide clinical research in oncology, before joining Lundbeck in 2000. At Lundbeck, Dr. Pedersen is responsible for the development of the product pipeline including clinical research. He is a member of the European Society of Medical Oncology, the International Association for the Study of Lung Cancer, the American Society of Clinical Oncology, the Danish Society of Medical Oncology and the Danish Society of Internal Medicine and serves on the boards of TopoTarget A/S and ALK-Abelló A/S. Dr. Pedersen received his medical degree and a doctoral degree in neuro-oncology from the University of Copenhagen and a B.Sc. in Business Administration from the Copenhagen Business School.

LISA N. DRAKEMAN, PH.D.—American
President, Chief Executive Officer & Board Member
Dr. Drakeman has been a member of our Board and our President and CEO since the company's inception. Dr. Drakeman has over fifteen years' experience working in the biotechnology industry, including leading Genmab's successful financing transactions, establishing corporate partnerships with major pharmaceutical companies, managing clinical trials of monoclonal antibody-based products and developing government programs for financing biotechnology research. Dr. Drakeman serves on the Board of the Biotechnology Council of New Jersey. She has received a number of awards and honors including being named "Advocate of the Year" by the Biotechnology Industry Organization in 1995, "Industry Woman of the Year" by the Biotechnology Council of New Jersey in 1996 and being inducted in the New Jersey High Technology Hall of Fame in 2000. She previously served as a member of the faculty and administration at Princeton University and as Senior Vice President, Head of Business Development for Medarex, Inc. She received a B.A. degree from Mount Holyoke College, M.A. from Rutgers University, and M.A. and Ph.D. from Princeton University.

ERNST H. SCHWEIZER, PH.D.—German
Board Member
Dr. Schweizer has been a member of our Board since our inception and was Head of Business Development from 2002 to 2005. Dr. Schweizer served as President of Medarex Europe from 1999 until 2001, and was previously Deputy Director of World-wide Business Development and Licensing for Novartis, from 1997 to 1999, and Chief Scientific and Technical Adviser in Business Development and Licensing at Ciba-Geigy AG from 1983 to 1997. Dr. Schweizer also serves on the boards of Speedel Holding Ltd. (CH), Speedel Pharma Ltd. (CH), Speedel Pharmaceuticals Inc. (US) and Canyon Pharmaceuticals, Inc. (US), Canyon Pharmaceuticals, AG (CH), Canyon Pharmaceuticals, Ltd. (UK). He received a doctoral degree in chemistry from the University of Stuttgart.

KARSTEN HAVKROG PEDERSEN—Danish
Board Member
Mr. Pedersen has been a member of our Board since March 2002. He has more than 25 years experience as an attorney within Danish corporate law and corporate governance. Mr. Pedersen has been a partner in the law firm Hjejle, Gersted & Mogensen since 1981. He was admitted as barrister to the Supreme Court of Justice in 1983. Mr. Pedersen was a member of the Danish Appeal Board (2000-2003) and is a member of the Danish Bar and Law Society, Committee of Legal Affairs. From 1991-2004, he was a member of the Editorial Committee of the Danish legal magazine "Lov & Ret." Mr. Pedersen is a member of the board for BIG Fonden and its subsidiaries and other Danish legal entities.

CLAUS JUAN MØLLER-SAN PEDRO, M.D., PH.D.—Danish
Executive Vice President & Chief Operating Officer
Dr. Møller has served as our COO since our inception. He has extensive experience in the biotechnology industry and in overseeing product development, manufacturing, clinical trials activities, and human resources. Previous posts include Executive Vice President and Chief Medical and Operating Officer of Oxigene, Inc., President of IPC-Nordic A/S, and Medical Director for Synthélabo Scandinavia A/S. Dr. Møller is Chairman of the Board at IPC-Nordic A/S. He received his M.D. and Ph.D. degrees from the University of Copenhagen.

BO KRUSE—Danish
Vice President & Chief Financial Officer
Mr. Kruse joined Genmab in 2000 and was appointed Vice President and Chief Financial Officer in 2005. He has broad finance experience including international knowledge of accounting, capital markets and other financing activities. Prior to joining Genmab, Mr. Kruse was a Senior Associate at PricewaterhouseCoopers, where he spent eight years. Mr. Kruse received his master and bachelor degrees in commerce at the Copenhagen Business School.

ANNARIE LYLES, PH.D.—American
Senior Vice President, Head of Business Development
Dr. Lyles joined Genmab in 2005 with sixteen years experience in biology-related businesses. Through her prior business development post with Medarex, Inc. she gained a broad knowledge of antibody therapeutics. She has authored several dozen scientific publications, served as Adjunct Associate Professor at Columbia University's Center for Environmental Conservation and Research, and was on the Governing Board of Princeton University's Graduate Alumni Association. Dr. Lyles earned undergraduate and graduate biology degrees from Yale and Princeton Universities.

PROF. JAN G. J. VAN DE WINKEL, PH.D.—Dutch
Executive Vice President & Chief Scientific Officer
Prof. van de Winkel has served as our CSO since our inception. Previously he was Vice President and Scientific Director of Medarex Europe. He is the author of over 260 scientific publications and has been responsible for a number of patents and pending patent applications. Prof. van de Winkel is one of the leading scientists in the study of antibodies and their interaction with the human immune system. Prof. van de Winkel is a part-time Professor of Immunology at Utrecht University and also a member of the scientific advisory boards for BTF and Thuja Capital Healthcare Fund. He holds M.Sc. and Ph.D. degrees from the University of Nijmegen.

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Genmab

www.genmab.com

Genmab A/S
Toldbodgade 33
1253 Copenhagen K
Denmark
Tel: +45 70 20 27 28
Fax: +45 70 20 27 29
CVR 21 02 38 84

Genmab, Inc.
457 North Harrison Street
Princeton, NJ 08540
USA
Tel: +1 609 430 2481
Fax: +1 609 430 2482

Genmab B.V.
Yalelaan 60
3584 CM Utrecht
The Netherlands
Tel: +31 30 2 123 123
Fax: +31 30 2 123 110

Genmab Ltd.
17b Hermitage Road
Hitchin
Hertfordshire SG5 1BT
United Kingdom
Tel: +44 1462 455527
Fax: +44 1462 455507

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